Exhibit 99.2

Annual Report

2021

    Granite REIT 2021

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

Despite the ongoing challenges associated with the pandemic and various continuing government restrictions, 2021 was another active and successful year for Granite, underpinned by strong net asset value (“NAV”) growth and execution of our Strategic Plan and environmental, social and governance (“ESG”) objectives for the year.

Portfolio scale, quality and tenant diversification improved further in 2021, as Granite acquired over $800 million in modern distribution and e-commerce assets in our target markets in the Netherlands, the U.S., and the GTA, at an average stabilized yield of 4.3%. In addition, we invested over $230 million in current and future development projects, which are expected to contribute 5.5 million square feet of modern space with a weighted-average yield of approximately 5.3%. As a result of these investments, combined with the disposition of three smaller non-core assets, Granite’s single-tenant concentration fell from 36% to 29% by revenue.

With respect to our financial performance, Granite recorded roughly $1.3 billion in net fair value gains in 2021, supported by solid increases in same-property net operating income (“SPNOI — cash basis”) and favourable movements broadly in market rental rates and capitalization rates. Funds From Operations (“FFO”) per unit increased slightly year-over-year, as growth was impacted by the strengthening of the Canadian dollar against the Euro and U.S. dollar, as well as the timing of closing certain acquisitions in the second half of the year. 2021 was another strong year operationally, as Granite generated year-over-year SPNOI — cash basis growth, on a constant-currency basis, of 4.0% in the fourth quarter and finished the year with 99.7% occupancy. During the year, the team also completed 5.6 million square feet of renewals and new leases at an average increase in rental rate of roughly 10%. As in 2020, Granite also collected 100% of rent for 2021, with no bad debt expense or provisions made.

As mentioned above, development played a central role in Granite’s growth strategy and capital deployment in 2021. Combined, we are investing approximately $650 million in expansions, development projects and forward purchases in the GTA, the U.S., Germany and the Netherlands. Upon completion and stabilization, these state-of-the-art distribution and e-commerce facilities will further improve Granite’s portfolio’s quality and are expected to generate significant NAV growth for unitholders. To date, approximately 29% of the 5.5 million square feet of development gross leaseable area (“GLA”) has been pre-leased.

From a financing perspective, 2021 was somewhat of a quieter year for Granite than in 2020. We completed a successful $316 million equity offering in June and a $500 million unsecured green bond offering in August, our second such green bond issuance. Granite also established a $250 million at-the-market (“ATM”) equity program in November, to selectively assist in funding our on-going development program and future acquisitions.

ESG continued to be a major focus for Granite in 2021 and I am proud to report that we made considerable progress in a number of key areas of our program. Firstly, Granite published its inaugural Corporate ESG+R report in August, which outlined our objectives and activities for 2020, and we look forward to publishing our 2021 report later this year which will outline our short and longer term targets in greater detail. In 2021, we issued our second $500 million green bond within fifteen months of our inaugural one, and as of December 31st, we have allocated approximately $574 million of the net proceeds from the green bond offerings towards eligible

Granite REIT 2021    1

green projects, such as energy-saving measures and the acquisition and construction of certified green buildings. Another notable achievement in 2021 involved Granite’s performance in the Global Real Estate Sustainability Benchmark (“GRESB”) assessment for 2021, where Granite ranked 1st out of 10 in the North America Industrial public disclosure group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments with a score of 65 (+28 over 2020). On a final ESG note, we have added several rooftop solar installations to our portfolio over the past two years, and currently boast over 10MW of peak solar generation power, with additional installations expected to come online in 2022.

I would like to recognize our employees for their commitment and performance in 2021, achieving all of Granite’s objectives in another challenging environment.

Before moving on to our outlook and a summary of our priorities for 2022, please see below for a recap of major results and activities from 2021.

HIGHLIGHTS FOR 2021

Unitholder Return and Increased Distribution

•

40.1% total return delivered in 2021 (vs 35.2% for the S&P TSX Capped REIT Index and 25.2% for the S&P/TSX Composite Index) and a 3.3% year-over-year increase in the annual amount distributed to unitholders to $3.10 per unit for 2022, marking our tenth consecutive annual distribution increase.

Strategic Allocation of Capital

•	$838 million invested in modern assets in key e-commerce and distribution markets in the GTA, the U.S. and the Netherlands at an average stabilized yield of 4.3%;

•	$500 million in new unsecured debt from Granite’s second green bond offering, issued for a 7-year term and swapped into U.S. dollars bearing a weighted average fixed interest rate of 2.096%;

•	$316.3 million in gross proceeds from one equity offering, including the full exercise of the over-allotment option;

•	$250 million ATM equity program established to selectively fund ongoing development program and acquisitions;

•	Credit facility upsized to $1.0 billion to provide further liquidity and financial flexibility to execute the Strategic Plan;

•	Net leverage ratio of 25%, providing approximately $1.1 billion in debt capacity and $1.4 billion in available liquidity at the end of the year; and

•	Credit rating upgraded to BBB(high) by DBRS (Morningstar), recognizing Granite’s sector-leading credit metrics.

Portfolio Enhancement and Tenant Diversification

•

16 income-producing properties totaling 6.9 million square feet acquired with an average age of 12.7 years and weighted average lease term of 5.4 years, in key distribution markets in the GTA, the U.S. and the Netherlands;

•	$237 million invested in current and future development projects, including the acquisition of four properties under development and one parcel of land held for development;

•

11 on-going active development and expansion projects and 6 forward property commitments having total projected costs of $789 million and remaining commitments of $620 million. These projects are expected to contribute 6.3 million of additional square feet of gross leasable area and generate a weighted average stabilized yield of 4.9%;

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•	3 non-core properties disposed for gross proceeds of $36.8 million; and

•	Magna concentration reduced from 27% to 22% as a percentage of gross leasable area and from 36% to 29% as a percentage of annualized revenue.

Financial and Operational Performance

•	$1.3 billion in net fair value gains;

•	FFO and AFFO per unit of $4.00 and $3.75, respectively(1);

•	SPNOI - cash basis average year-over-year growth, on a constant currency basis, of 3.6%;

•	5.6 million square feet of space renewed, re-leased at an average increase in base rent of 10%; and

•	Occupancy rate as at December 31, 2021 of 99.7%.

Organizational Improvements and Environmental, Social and Governance (ESG)

•	Flexible hybrid office and work-from-home policy adopted for all employees;

•

Ranked 1st out of 10 in the North America Industrial GRESB public disclosure group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments, with a score of 65;

•	Granite’s first employee engagement survey completed, achieving results better than benchmark;

•	Tenant satisfaction survey completed across Canada, U.S. and European markets, achieving results better than benchmark;

•	Comprehensive Corporate ESG+R Report published;

•

$574 million of green bond net proceeds allocated to date towards Eligible Green Projects, as defined by Granite’s Green Bond Framework; 100% of the net proceeds of Granite’s inaugural Green Bond now fully allocated;

•	$4 million invested in various sustainability measures across the portfolio; and

•	10MW of total peak rooftop solar generation power added in 2020 and 2021.

OUTLOOK

Due to factors largely out of our control, certain acquisitions required more time to complete in the second half of 2021 than expected, but Granite finished on a strong note, deploying roughly $330 million on the acquisition of core and value-add assets in the GTA, Europe and the U.S. in December. The momentum continued into the new year with the acquisition of three prime logistics assets in Germany in February for consideration of $140 million.

Thus far in 2022, risks associated with COVID-19-related restrictions, inflation and geopolitical instability remain elevated. However, our liquidity and balance sheet capacity remain strong, and we are well positioned to fund our development projects in 2022 and continue to pursue selective acquisition opportunities in our target markets.

(1)

FFO and AFFO per unit excludes $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite’s credit facility.

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Leasing fundamentals for logistics real estate remain attractive and we will continue to capitalize on current market conditions to drive portfolio revenue and NOI growth. Similarly, investment demand for modern assets remains very robust, and, consequently, we will continue to deploy capital selectively on assets that meet our investment criteria and fit strategically within our portfolio. Sticking with strategic investment, on a final note, we believe that our current pipeline of development projects provides an opportunity to drive significant growth in NAV and FFO in 2022 and into 2023.

For the remainder of 2022, Granite will focus on the following priorities:

•	Implementing a safe and effective return-to-workplace plan for our employees;

•	Driving NAV, FFO and AFFO per unit growth while maintaining conservative capital ratios;

•	Executing on development and expansion projects in the U.S., Germany and the GTA;

•	Pursuing strategic acquisition opportunities in our target markets;

•	Advancing our ESG program and establishing detailed targets for 2022 and beyond; and

•	Disposing of select non-core assets.

Successfully executing on these priorities, we believe, will continue to strengthen Granite’s position as one of the sector’s leaders and will ultimately maximize long-term value for our unitholders.

All of us at Granite wish you well and thank you for your continued trust and support.

Sincerely,

Kevan Gorrie,

President and Chief Executive Officer

FFO, AFFO and related per unit amounts, available liquidity, SPNOI — cash basis (same property net operating income — cash basis), constant currency SPNOI — cash basis (constant currency same property net operating income — cash basis) (each of which are non-IFRS performance measures) and net leverage ratio (which is a non-IFRS ratio) are not defined by International Financial Reporting Standards (‘‘IFRS’’) and do not have standard meanings. Please refer to the “Basis of Presentation”, “Non-IFRS Performance Measures” and “Non-IFRS Ratios” sections in the attached MD&A for definitions and reconciliations to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the year ended December 31, 2021. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at March 9, 2022 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2021 and dated March 9, 2022, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

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The non-IFRS performance ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2021	2020	2021	2020

Operating highlights
Revenue	$105.3	$93.2	$393.5	$340.2
NOI	86.3	77.5	332.7	293.0
NOI — cash basis(1)	85.7	76.3	329.0	289.5
Net income attributable to stapled unitholders	341.2	167.7	1,310.0	429.8
FFO(1)	66.8	59.6	251.3	225.4
AFFO(1)	59.2	56.1	235.2	215.7
Cash flows provided from operating activities	53.7	60.3	262.2	249.3
Monthly distributions paid	49.3	42.9	191.1	163.1
FFO payout ratio(1)(2)	75%	74%	75%	73%
AFFO payout ratio(1)(2)	84%	79%	80%	77%

Per unit amounts
Diluted FFO(1)	$1.02	$1.00	$3.93	$3.98
Diluted AFFO(1)	$0.90	$0.94	$3.68	$3.81
Monthly distributions paid	$0.75	$0.73	$3.00	$2.90
Diluted weighted average number of units	65.8	59.5	64.0	56.7

As at December 31	2021	2020
Financial highlights
Investment properties — fair value(7)	$7,971.2	$5,855.6
Assets held for sale(7)	64.6	—
Cash and cash equivalents	402.5	831.3
Total debt(3)	2,414.0	2,297.5
Trading price per unit (TSX: GRT.UN)	$105.20	$77.90

Debt metrics, ratings and outlook
Net leverage ratio(1)	25%	25%
Interest coverage ratio(1)	6.8x	7.9x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	8.1x	8.7x
Weighted average cost of debt(4)	1.81%	1.91%
Weighted average debt term-to-maturity, in years(4)	5.5	5.6
DBRS rating and outlook	BBB (high) stable	BBB stable
Moody’s rating and outlook	Baa2 stable	Baa2 stable

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As at December 31	2021	2020

Property metrics(7)
Number of investment properties	131	115
Income-producing properties	119	108
Properties under development	9	3
Land held for development	3	4
Gross leasable area (“GLA”), square feet	55.1	49.5
Occupancy, by GLA	99.7%	99.6%
Magna as a percentage of annualized revenue(5)	29%	36%
Magna as a percentage of GLA	22%	27%
Weighted average lease term in years, by GLA	5.8	6.3
Overall capitalization rate(6)	4.5%	5.6%

(1)	For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)	The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)	Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)	Excludes lease obligations recognized under IFRS 16, Leases.
(5)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021 and December 2020 multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

(6)	Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale at December 31, 2021 were excluded from investment properties and related metrics at December 31, 2021 throughout this MD&A.

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SIGNIFICANT MATTERS

COVID-19 Pandemic

Granite’s portfolio is well positioned to deliver both cash flow stability and growth as well as long-term value for unitholders. Throughout 2020, 2021, and into 2022 thus far, amidst the novel coronavirus (“COVID-19”) pandemic, Granite has continued to achieve net asset value appreciation and stable net operating income growth, while executing on its strategic initiatives. Although the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

Granite’s tenant base is comprised of generally high-quality credit companies with 51% of total annualized revenue represented by Granite’s top ten tenants (see “INVESTMENT PROPERTIES — Leasing Profile-Other Tenants” for a summary of Granite’s top ten tenants). COVID-19 has had, and will continue to have, a varied impact on Granite’s tenants depending on their specific businesses. Certain tenants have seen increased activity during this COVID-19 period while other tenants slowed down or shut down operations temporarily in the earlier months of the COVID-19 pandemic. It is difficult to predict at this time what continued impact COVID-19, including further waves of new infections, targeted public health restrictions and reinstated emergency measures in the markets where Granite operates, will have on the businesses of Granite’s tenants and the resulting direct impact on Granite’s operations.

During the year ended December 31, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Throughout the pandemic thus far, Granite has not realized any negative impacts on rent collections and therefore has not recognized any provisions for uncollected rent at this time. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the year ended December 31, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the year ended December 31, 2021.

From a liquidity perspective, as at the date of this MD&A, March 9, 2022, Granite has total liquidity of approximately $1.3 billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. In early 2021, Granite amended its existing unsecured revolving credit facility agreement to extend the maturity date for a new five-year term to March 31, 2026 and increased the facility’s limit from $0.5 billion to $1.0 billion. Granite’s nearest debt maturity of $400.0 million does not occur until November 2023, and of Granite’s investment property portfolio of approximately $8.0 billion, 99.6% remains unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

From a leasing perspective, as at the date of this MD&A, March 9, 2022, Granite has renewed 68% of its 2022 lease maturities and has 2.6 million square feet outstanding representing 4.7% of the total portfolio. Granite does not believe that the impacts of COVID-19 will materially affect overall leasing activity for 2022 and beyond, including its impact on market rents, tenant demand for space, tenant allowances or incentives and lease terms.

With respect to Granite’s outstanding development projects, progress has not been materially impacted by COVID-19. For more information on Granite’s development projects, please see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments” and “INVESTMENT PROPERTIES — Development and Expansion Projects”.

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Consistent with its usual practice, Granite continues to review the value of its investment properties. The COVID-19 pandemic has not had a significant negative impact on the valuation of Granite’s investment properties. The duration of the COVID-19 pandemic, including further waves of new infections in the markets where Granite operates that may lead to further targeted public health restrictions and additional emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

Property Acquisitions

As at the date of this MD&A, March 9, 2022, including the year ended December 31, 2021, Granite has acquired nineteen income-producing industrial properties in Canada, the United States, the Netherlands, and Germany, four properties under development in the United States, and a parcel of development land in Canada. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)		Date Acquired	Property Purchase Price(2)	Stabilized Yield(1)
Acquired during the year ended December 31, 2021:

Income-producing properties:
3090 Highway 42 (3)	Locust Grove, GA	1.0	7.6	(4)	March 12, 2021	$85.1	5.0%
3801 Rock Creek Blvd.	Joliet, IL	0.3	5.9		June 25, 2021	30.2	4.6%
3900 Rock Creek Blvd.	Joliet, IL	0.3	4.1		June 25, 2021	34.7	5.2%
1695-1701 Crossroads Dr.	Joliet, IL	0.5	2.9		June 25, 2021	50.7	4.6%
US Portfolio (4 properties):
1243 Gregory Dr.	Antioch, IL
60 Logistics Blvd.	Richwood, KY
8740 South Crossroads Dr.	Olive Branch, MS
12577 State Line Rd.	Olive Branch, MS	2.4	3.2		September 3, 2021	243.7	4.7%
1600 Rock Creek Blvd.	Joliet, IL	0.1	4.4		September 7, 2021	20.7	4.9%
Sophialaan 5	Utrecht, NL	0.2	1.2		September 17, 2021	42.1	2.3%
100 Ronson Dr.	Toronto, ON	0.1	1.0		December 13, 2021	18.4	2.8%
110 Ronson Dr.	Toronto, ON	0.1	1.0		December 13, 2021	16.2	2.8%
115 Sinclair Blvd.	Brantford, ON	0.4	15.0		December 17, 2021	66.0	5.1%
Hazeldonk 6520-6524	Breda, NL	0.6	5.7		December 17, 2021	87.9	3.6%
Hazeldonk 6526-6530	Breda, NL	0.3	5.7		December 17, 2021	54.7	3.7%
5400 E 500 S	Whitestown, IN	0.6	10.9		December 22, 2021	87.5	3.9%
Properties under development:
2120 Logistics Way	Murfreesboro, TN	N/A	N/A		June 30, 2021	17.3	5.3%
Highway 109 (3 properties)	Lebanon, TN	N/A	N/A		September 8, 2021	6.5	5.3%

Development land:
375/395 Hardy Rd.	Brantford, ON	N/A	N/A		August 16, 2021	62.2	N/A
Acquired between January 1 and March 9, 2022:
Georg-Beatzel Strasse 15	Wiesbaden, GER	0.2	8.3		February 3, 2022	62.1	3.4%
Raiffeisenstrasse 28-32	Korbach, GER	0.5	8.2		February 3, 2022	60.3	3.7%

In der Langen Else 4	Erfurt, GER	0.1	1.9		February 3, 2022	17.6	4.1%
		7.7				$1,063.9	4.2%

(1)	As at the date of acquisition except as noted in note 3 and 4 below.

(2)	Purchase price does not include transaction costs associated with property acquisitions.

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(3)

To provide for a real estate tax abatement, the Trust acquired a leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $85.5 million. The Trust will acquire freehold title to the property on December 1, 2028.

(4)	Weighted average lease term applicable to the occupied space.

Fourth Quarter 2021 Acquisitions

On December 13, 2021, Granite acquired two distribution warehouse properties located in Toronto, Ontario, comprising 0.14 million square feet for $34.6 million. The properties are 100% leased to two tenants, at below market rents, for a weighted average remaining lease term of one year and are being acquired at a net in-going yield of 2.8%. Upon expiration of the lease terms and a mark-to-market of the in-place rents, the properties are expected to generate a stabilized yield of approximately 5.0%. Fronting on Highway 401, the properties benefit from exceptional access to the 400 series highways and are located within five kilometers of Toronto’s Pearson International Airport.

On December 17, 2021, Granite acquired a 0.4 million square foot, 30-foot clear height distribution facility in the Greater Toronto Area. The property was acquired at a purchase price of $66.0 million through a sale-leaseback for an initial term of 15 years, representing a net in-going yield of 5.1%.

On December 17, 2021, Granite acquired two, 36’ clear height, modern distribution facilities comprising 0.9 million square feet in Breda, Netherlands for $142.5 million (€98.5 million). The properties are 100% leased to two prominent global tenants for a weighted average remaining lease term of 5.7 years and are being acquired at a net in-going yield of 3.6%. The Breda market is well located in the south of the Netherlands between Europe’s biggest ports, the Ports of Rotterdam and Antwerp. The properties benefit from close proximity to the A16, A27 and A58 motorways providing direct access to the Belgian border and key logistics markets within the Netherlands.

On December 22, 2021, Granite acquired a 0.6 million square foot, 36’ clear height, modern distribution facility located in the Indianapolis submarket of Whitestown, Indiana for $87.5 million (US$68.1 million). Constructed in 2020, the property is 100% leased to a leading fashion e-commerce retailer for an initial term of 11 years and is being acquired at a net in-going yield of 3.9%. A value-enhancing expansion of the property, comprised of approximately 0.3 million square feet, is underway and expected to be completed and delivered to the tenant in the fourth quarter of 2022. The total fixed cost of $39.7 million (US$31.3 million) to complete the expansion will be funded over the course of construction. Upon completion of the building expansion, the lease for the approximate 0.9 million square foot facility will be coterminous for a ten year term, representing a stabilized yield of 4.4%. The facility is well located within the Whitestown submarket with close proximity to major highway I-65 and in close proximity to the FedEx Express World Hub. Indianapolis is a major logistics and distribution hub with connectivity to five major interstate highways.

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Property Dispositions

During the year ended December 31, 2021, Granite disposed of three properties for total proceeds of $36.8 million.

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the year ended December 31, 2021:
Hedera Road, Ravensbank Business Park	Redditch, United Kingdom	0.1	January 28, 2021	$10.6	$0.8
Puchberger Straße 267	Weikersdorf, Austria	0.2	June 30, 2021	13.2	0.7

Götzendorfer Straße 3-5	Ebergassing, Austria	0.4	November 30, 2021	13.0	1.2
		0.7		$36.8	$2.7

(1)	Sale price does not include transaction costs associated with disposition.

(2)	As at the date of disposition. The property in Weikersdorf, Austria was 53% occupied on the disposition date.

Assets Held for Sale

As at December 31, 2021, two income-producing properties and one piece of land held for development located in the Czech Republic and Poland were classified as assets held for sale. The three properties, having an aggregate fair value of $64.6 million and annualized revenue of $4.4 million were classified as assets held for sale on the combined balance sheet at December 31, 2021 and were excluded from the value of investment properties. These properties are also excluded from references to investment properties and related property metrics as at December 31, 2021 throughout this MD&A. On February 18, 2022, Granite completed the disposition of the Polish land and income producing property classified as assets held for sale (see “Subsequent Events”).

Construction, Development and Property Commitments

Granite had the following property purchases and construction and development commitments as at December 31, 2021:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made	Future Commitments(1)	Total Cost	Year-One Stabilized Yield (2)
As at December 31, 2021:
Development, construction or expansion:
Redevelopment in Altbach, Germany	0.3	$29.2	$2.5	$31.7	6.8%
Properties under development in Houston, TX	1.4	28.4	108.5	136.9	5.6%
Property under development in Fort Worth, TX	0.6	23.0	20.9	43.9	5.8%
Property under development in Murfreesboro, TN	0.8	28.1	48.8	76.9	5.3%
Properties under development in Lebanon, TN	0.5	8.9	57.9	66.8	5.3%
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	9.2	1.8	11.0	7.7%
Expansion of 555 Beck Cres., Ajax, ON	—	0.2	8.3	8.5	6.2%
Expansion of 5400 E 500 S, Whitestown, IN	0.3	—	39.7	39.7	5.5%
Other construction commitments	—	4.8	13.5	18.3	—%
	4.0	$131.8	$301.9	$433.7	5.7%
Other property commitments:
Development loan/acquisition of two completed properties in Indiana	1.0	$18.7	$88.0	$106.7	5.0%
Acquisition of a completed property in Tilburg, NL	0.5	11.1	97.9	109.0	3.2%
Acquisition of three properties in Germany	0.8	7.0	132.1	139.1	3.6%
	6.3	$168.6	$619.9	$788.5	4.9%

(1)	Includes signed contracts and future budgeted expenditures not yet contracted.

(2)	Yield based on total cost including land.

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At the 0.6 million square foot modern distribution facility in Whitestown, Indiana acquired on December 22, 2021, Granite has committed to the development of a value-enhancing expansion of the property, comprised of approximately 0.3 million square feet. The expansion is commencing in the first quarter of 2022 and is expected to be completed in the fourth quarter of 2022. The total expansion cost of $39.7 million (US$31.3 million) will be funded over the course of construction. Upon completion of the building expansion, the lease for the approximate 0.9 million square foot facility will be extended for a ten year term, representing a stabilized yield of 4.4%.

In September 2021, Granite entered into a purchase and sale agreement with a developer to acquire two industrial properties in Indiana being constructed upon completion for $98.1 million (US$77.5 million) plus estimated leasing costs and sustainability features of $8.6 million (US$6.8 million). The properties are located in close proximity to significant distribution infrastructure with access to major highways/thoroughfares providing regional and national connectivity. Concurrently, Granite has committed to provide financing to the developer of the two properties by means of a loan. The loan receivable has a maximum draw amount of $69.6 million (US$55.0 million). Due upon completion of the development, which is expected to be in late 2022, the loan is secured by the properties under construction and related land.

In September 2021, Granite signed a commitment to purchase an approximate 495,000 square foot modern distribution centre in Tilburg, Netherlands once completed in the third quarter of 2022 for $109.0 million (€75.7 million), subject to customary closing conditions. Upon signing of the commitment, Granite paid a deposit to the seller of $11.1 million (€7.5 million). The property is 100% leased for 10 years to a prominent European supplier of domestic appliances and is located within Business Park Kraaiven, a main logistics hub within the Netherlands and one kilometer from Granite’s De Kroonstraat 1 asset acquired in 2020.

On December 16, 2021, Granite entered into a purchase and sale agreement to acquire three modern distribution facilities in Germany for $139.1 million (€96.6 million). Upon signing of the commitment, Granite paid a deposit to the seller of $7.0 million (€4.8 million). Closing was conditional on German regulatory approval, which was received in February 2022, and accordingly the acquisition was completed on February 3, 2022 (see “Subsequent Events”).

Renewal of Base Shelf Prospectus

On October 4, 2021, Granite filed and obtained a receipt for new base shelf prospectuses for both equity and debt securities (the “Shelf Prospectuses”). Granite has filed the Shelf Prospectuses to maintain financial flexibility and to have the ability to offer securities and debt on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities or debt will be offered or sold under the Shelf Prospectuses.

The Shelf Prospectuses are valid for a 25-month period, during which time Granite may offer and issue, from time to time, stapled units, stapled convertible debentures, stapled subscription receipts, stapled warrants, units or any combination thereof, having an aggregate offering price of up to $1.5 billion or debt securities having an aggregate offering price of up to $1.75 billion.

Each offering under the Shelf Prospectuses will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time.

ATM Program

On November 3, 2021, Granite filed a prospectus supplement (the “Prospectus Supplement”) to the Shelf Prospectus of Granite Real Estate Investment Trust and Granite REIT Inc. establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of

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stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange (“TSX”) or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada. Granite intends to use the net proceeds from the ATM Program, if any, to fund potential future acquisitions, development activity, and for general trust purposes. As at the date of this MD&A, March 9, 2022, Granite has not issued equity under the ATM Program.

Increase in Distributions

On November 3, 2021, Granite announced an increase to its targeted annualized distribution by 3.3% to $3.10 ($0.2583 cents per month) per stapled unit from $3.00 ($0.2500 cents per month) per stapled unit, effective upon the declaration of the distribution in respect of the month of December 2021 and payable in mid-January 2022.

Subsequent Events

On February 3, 2022, Granite acquired three modern distribution facilities in Germany comprising 0.8 million square feet for $140.0 million (€96.6 million). The properties, with average clear height in excess of 32 feet, are 100% leased to high credit-quality global tenants for a weighted average remaining lease term of 7.3 years and are being acquired at a net in-going yield of 3.6%.

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, herein defined, which exchanged Canadian dollar denominated principal and interest payments of Granite’s 2028 Debentures, herein defined, for US dollar denominated payments at a fixed interest rate of 2.096% (see “Liquidity and Capital Resources — Debt Structure”). Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. The restructuring of a portion of Granite’s hedge relating to the 2028 Debentures will result in annual interest expense savings of approximately $5.5 million or approximately $0.083 on a per unit basis. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

On February 18, 2022, Granite completed the disposition of an income producing property and piece of land held for development located in Poland that were classified as held for sale as at December 31, 2021, for gross proceeds of $36.2 million (€25.1 million).

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at March 9, 2022, excluding assets held for sale, Granite owns 134 investment properties in five countries having approximately 55.9 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, U.S.A; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouse, light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding assets held for sale) by geographic location, property count and square footage as at March 9, 2022 are summarized below:

Investment Properties Summary Five countries/134 properties/55.9 million square feet

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

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Granite has positioned itself financially to execute on its strategic plan including to capitalize on a strong pipeline of acquisition and existing and future development opportunities within its targeted geographic footprint.

As Granite looks to 2022, its priorities are set out below:

•	Implementing a safe and effective return-to-workplace plan for our employees;

•	Driving net asset value, FFO and AFFO per unit growth while maintaining conservative capital ratios;

•	Executing on development and expansion projects in the U.S., Germany and the GTA;

•	Pursuing strategic acquisition opportunities in our target markets;

•	Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and establishing detailed targets for 2022 and beyond; and

•	Disposing of select non-core assets.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both our properties and our corporate offices	Engage with our investors, employees, tenants, property managers, and community	Disclose our ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with INREV1, GRESB2, GRI3 and UNPRI4. Data provided herein has been reviewed by a third party ESG+R consultant and represents a snapshot of current performance.

GRESB

[1]	European Association for Investors in Non-Listed Real Estate Vehicles
[2]	Global Real Estate Sustainability Benchmarking
[3]	Global Reporting Initiative
[4]	United Nations’ Principles for Responsible Investing

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GRESB assesses and scores the Environmental, Social, and Governance (ESG) performance of real estate portfolios around the world and this year increased to over 1,500 participants. Granite completed its second annual GRESB Real Estate Assessment in June 2021.

Granite ranked 1st out of 10 in the North America Industrial GRESB public disclosure group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments with a score of 65.

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance

•	Work to reduce the amount of landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% by 2030 (or 2.5% annual reduction) at Granite’s assets[5];

•

Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;

•	Support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 5 MW of electricity by 2025[6];

•	Strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030;

•	Four BREEAM In-Use certifications in process to be certified in 2022; and

•

Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB).

Property	Size (sq ft) in millions	Region	Certification Type	Level
15 Commerce Pkwy.	1.3	USA	LEED New Construction and Major Renovation	Certified
100 Clyde Alexander Lane	0.7	USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	USA	LEED Core and Shell Development	Certified
1201 Allpoints Court	0.5	USA	Green Globes New Construction	2 Green Globes
1243 Gregory Dr.	0.5	USA	LEED Core and Shell Development	Silver
2100 Center Square Rd.	0.4	USA	LEED Core and Shell Development	Silver
3501 North Lancaster Hutchins Rd.	0.2	USA	LEED New Construction and Major Renovation	Silver
8735 South Crossroads Dr.	0.9	USA	LEED Core and Shell Development	Certified
Aquamarijnweg 2 & 4, Bleiswijk	0.2	Netherlands	BREEAM New construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Netherlands	BREEAM New construction	Excellent
Francis Baconstraat 4	0.1	Netherlands	BREEAM New construction	Very Good
Oude Graaf 15	0.2	Netherlands	BREEAM New construction	Excellent

Social — Actions & Performance

•	Granite administered its 2021 Employee Engagement Survey in April 2021 to gain an understanding of employee engagement and the effectiveness of its workplace practices;

[5]	Granite’s emissions reduction targets are aligned with the Paris Accord goal of limiting global warming to two degrees Celsius above pre-industrial levels.
[6]	Onsite solar projects are expected to be installed at 10 Granite assets by 2023.

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•	In 2021, Granite conducted a survey of all tenants to gauge satisfaction levels and identify opportunities for improvement;

•	Contribute at least $500 per income-producing property in our portfolio toward charitable donations;

•	As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;

•	Granite established a return to office policy allowing for the safe return of its employees to the workplace while providing enhanced work from home flexibility during the work week; and

•	Beehives have been installed at two assets, one in 2020 and one in 2021, to promote local biodiversity and engagement with our tenants.

Governance — Actions & Performance

•	Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;

•

Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, Sustainability Accounting Standards Board (SASB), and GRI;

•	Granite completed its inaugural CDP submission in July 2021;

•	Granite’s 2020 ESG Overview was released in June 2020. The 2021 Sustainability Report issued August 4, 2021; and

•	Monitor asset compliance with government benchmarking requirements and ESG+R-related regulations.

Resilience — Actions & Performance

•	Aligning Granite’s resilience program with the Task Force on Climate-Related Financial Disclosures (TCFD) framework;

•	Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in our underwriting process;

•	Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and

•

Granite uses the integrated Measurabl Four Twenty Seven (427) platform to provide climate risk analytics for each asset with 1-100 risk scores in seven categories of climate related risks — sea level rise, floods, hurricanes, heat stress, water stress, wildfires, and earthquakes.

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RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the combined statements of net income for the three months and years ended December 31, 2021 and 2020, respectively:

Net Income

	Three Months Ended December 31,			Years Ended December 31,
(in millions, except as noted)	2021	2020	$ change	2021	2020	$ change
Rental revenue	$105.3	$93.2	12.1	$393.5	$340.2	53.3
Revenue	105.3	93.2	12.1	393.5	340.2	53.3
Property operating costs	19.0	15.7	3.3	60.8	47.2	13.6
Net operating income	86.3	77.5	8.8	332.7	293.0	39.7
General and administrative expenses	12.4	7.9	4.5	38.4	32.2	6.2
Depreciation and amortization	0.2	0.4	(0.2)	1.3	1.2	0.1

Interest income	(0.9)	(0.6)	(0.3)	(3.1)	(2.4)	(0.7)
Interest expense and other financing costs	12.1	10.8	1.3	47.2	35.8	11.4
Foreign exchange gains, net	(2.1)	(0.7)	(1.4)	(5.1)	(3.7)	(1.4)
Fair value gains on investment properties, net	(349.1)	(140.8)	(208.3)	(1,298.9)	(273.4)	(1,025.5)
Fair value (gains) losses on financial instruments, net	(0.6)	(1.3)	0.7	1.2	3.4	(2.2)
Loss on sale of investment properties, net	0.2	0.7	(0.5)	0.8	0.9	(0.1)
Income before income taxes	414.1	201.1	213.0	1,550.9	499.0	1,051.9
Income tax expense	72.8	33.5	39.3	240.6	69.1	171.5
Net income	$341.3	$167.6	173.7	$1,310.3	$429.9	880.4

Net income attributable to:
Stapled unitholders	341.2	167.6	173.6	1,310.0	429.8	880.2
Non-controlling interests	0.1	—	0.1	0.3	0.1	0.2
	$341.3	$167.6	173.7	$1,310.3	$429.9	880.4

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Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar, will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,			December 31, 2021	December 31, 2020
	2021	2020	Change	2021	2020	Change			Change
$ per €1.00	1.441	1.553	(7%)	1.482	1.529	(3%)	1.440	1.560	(8%)
$ per US$1.00	1.261	1.303	(3%)	1.254	1.341	(6%)	1.266	1.275	(1%)

For the three months and year ended December 31, 2021 compared to the prior year periods, the average exchange rates of the Euro and US dollar relative to the Canadian dollar were lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European and US operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on December 31, 2021 were lower when compared to the December 31, 2020 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US operations were lower when compared to December 31, 2020.

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2021 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2021 vs 2020	2021 vs 2020
Decrease in revenue	$(4.3)	$(17.7)
Decrease in NOI — cash basis	(3.7)	(19.7)
Decrease in net income	(9.4)	(52.2)
Decrease in FFO	(2.9)	(12.7)
Decrease in AFFO	(2.6)	(11.8)
Decrease in FFO per unit	$(0.04)	$(0.20)
Decrease in AFFO per unit	$(0.04)	$(0.19)

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Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Rental revenue and amortization(1)	$87.6	$78.1	9.5	$335.2	$295.2	40.0
Tenant recoveries	17.7	15.1	2.6	58.3	45.0	13.3
Revenue	$105.3	$93.2	12.1	$393.5	$340.2	53.3

(1)	Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended December 31, 2021 increased by $12.1 million to $105.3 million from $93.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2021 vs Q4 2020 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.6 million from consumer price index based increases and $2.1 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada and the Netherlands beginning in the fourth quarter of 2020 increased revenue by $14.2 million, which included $2.4 million of tenant recoveries;

•	revenue increased by $0.8 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•	the sale of properties located in Spain, Austria and the United Kingdom during the fourth quarter of 2020 and during 2021 decreased revenue by $0.5 million; and

•

foreign exchange had a net $4.3 million negative impact as the relative strengthening of the Canadian dollar against the Euro and US dollar decreased revenue by $2.4 million and $1.9 million, respectively.

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Revenue for the year ended December 31, 2021 increased by $53.3 million to $393.5 million from $340.2 million in the prior year period. The components contributing to the change in revenue are detailed below:

Year 2021 vs Year 2020 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $1.6 million from consumer price index based increases and $8.4 million from fixed contractual adjustments related to rent escalations;

•	the acquisitions of properties located in the United States, Canada and the Netherlands during 2020 and 2021 increased revenue by $59.3 million, which included $9.6 million of tenant recoveries;

•	revenue increased by $5.0 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•	the sale of properties located in Canada, Spain, Austria and the United Kingdom during 2020 and 2021 decreased revenue by $3.0 million; and

•

foreign exchange had a net $17.7 million negative impact as the relative strengthening of the Canadian dollar against the Euro and US dollar decreased revenue by $4.0 million and $13.7 million, respectively.

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Revenue by major currency for the three month periods and years ended December 31, 2021 and 2020 was as follows:

Revenue by Currency

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps, forward currency contracts and foreign exchange collars, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Net Operating Income

Net operating income (“NOI”) in the three months ended December 31, 2021 was $86.3 million compared to $77.5 million during the three months ended December 31, 2020. NOI in the year ended December 31, 2021 was $332.7 million compared to $293.0 million in the year ended December 31, 2020. NOI — cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $85.7 million in the three months ended December 31, 2021 compared with $76.3 million in the prior year period, an increase of 12.3%. NOI — cash basis was $329.0 million in the year ended December 31, 2021 compared with $289.5 million in the prior year period, an increase of 13.6%.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes the impact of properties that were acquired, disposed and classified as held for sale, or properties under development during the periods under comparison. Same property NOI — cash basis in the three months ended December 31, 2021 was $73.0 million, compared with $73.2 million in the prior year period. Same property NOI — cash basis in the year ended December 31, 2021 was $262.3 million, compared to $266.6 million in the year ended December 31, 2020. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Same Property NOI

	Sq ft(1) (in millions)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
		2021	2020	$ change	% change	(in millions)	2021	2020	$ change	% change
Revenue		$105.3	$93.2	12.1			$393.5	$340.2	53.3
Less: Property operating costs		19.0	15.7	3.3			60.8	47.2	13.6
NOI		$86.3	$77.5	8.8	11.4%		$332.7	$293.0	39.7	13.5%
Add (deduct):
Straight-line rent amortization		(1.8)	(2.5)	0.7			(8.8)	(8.8)	—
Tenant incentive amortization		1.2	1.3	(0.1)			5.1	5.3	(0.2)
NOI — cash basis	55.1	$85.7	$76.3	9.4	12.3%	55.1	$329.0	$289.5	39.5	13.6%
Less NOI — cash basis for:
Acquisitions	10.9	(11.4)	(1.2)	(10.2)		16.3	(58.3)	(13.0)	(45.3)
Developments	—	—	—	—		0.5	(2.5)	(0.4)	(2.1)
Dispositions and assets held for sale	1.5	(1.3)	(1.9)	0.6		2.0	(5.9)	(9.5)	3.6
Same property NOI — cash basis	44.2	$73.0	$73.2	(0.2)	(0.3)%	38.3	$262.3	$266.6	(4.3)	(1.6)%
Constant currency same property NOI — cash basis(2)	44.2	$73.0	$70.1	2.9	4.0%	38.3	$262.3	$255.8	6.5	2.5%

(1)	The square footage relating to the NOI — cash basis represents GLA of 55.1 million square feet as at December 31, 2021. The square footage relating to the same property NOI — cash basis represents the

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aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.

(2)	Constant currency same property NOI — cash basis is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. Granite’s employee compensation expenses are excluded in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three months ended December 31, 2021 increased by $9.4 million to $85.7 million from $76.3 million in the prior year period, representing an increase of 12.3%. NOI — cash basis for the year ended December 31, 2021 increased by $39.5 million to $329.0 million from $289.5 million in the prior year period, representing an increase of 13.6%. The increase in NOI — cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2020 and 2021.

Same property NOI — cash basis for the three months ended December 31, 2021 decreased by $0.2 million (0.3%) to $73.0 million from $73.2 million primarily due to the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro and US dollar, partially offset by the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States, Canada and the Netherlands and the expiry of free rent periods for certain assets. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended December 31, 2021 increased by $2.9 million (4.0%) from the prior year period.

Same property NOI — cash basis for the year ended December 31, 2021 decreased $4.3 million (1.6%) to $262.3 million from $266.6 million primarily due to the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro and US dollar, partially offset by the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of various leases for properties primarily located in the United States, Canada and the Netherlands and the expiry of free rent periods for certain assets. Excluding the impact of foreign exchange, same property NOI — cash basis for the year ended December 31, 2021 increased $6.5 million (2.5%) from the prior year period.

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NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows:

NOI — Cash Basis by Geography

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	% change	2021	2020	% change
Canada	$13.4	$13.0	2.8%	$50.3	$48.0	4.7%
United States	33.2	32.6	1.9%	111.8	115.5	(3.2)%
Austria	16.1	17.0	(5.4)%	65.7	66.9	(1.8)%
Germany	5.7	6.5	(11.7)%	23.8	25.2	(5.6)%
Netherlands	4.6	4.1	12.4%	10.7	11.0	(2.2)%
Same Property NOI — cash basis	$73.0	$73.2	(0.3)%	$262.3	$266.6	(1.6)%

Constant currency same property NOI — cash basis for the three month periods and years ended December 31, 2021 and 2020 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	% change	2021	2020	% change
Canada	$13.4	$13.0	2.8%	$50.3	$48.0	4.7%
United States	33.2	31.6	5.3%	111.8	107.9	3.6%
Austria	16.1	15.7	2.6%	65.7	64.8	1.3%
Germany	5.7	6.0	(4.8)%	23.8	24.5	(2.5)%
Netherlands	4.6	3.8	21.1%	10.7	10.6	0.9%
Constant Currency Same Property NOI — cash basis (1)	$73.0	$70.1	4.0%	$262.3	$255.8	2.5%

(1)	Constant currency same property NOI — cash basis is calculated by converting the comparative same property NOI — cash basis at current foreign exchange rates.

26    Granite REIT 2021

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Salaries and benefits	$4.9	$4.0	0.9	$17.1	$15.1	2.0
Audit, legal and consulting	0.9	0.8	0.1	3.5	3.4	0.1
Trustee/director fees and related expenses	0.4	0.4	—	1.6	1.4	0.2
Executive unit-based compensation expense including distributions	1.2	1.1	0.1	5.0	4.8	0.2
Fair value remeasurement of trustee/director and executive unit-based compensation plans	3.6	0.3	3.3	6.1	2.1	4.0
Other public entity costs	0.5	0.6	(0.1)	2.0	2.0	—
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.4	0.4	—
Capital tax	0.2	—	0.2	0.6	0.6	—
Information technology	0.5	0.3	0.1	1.8	1.1	0.7
Other	0.4	0.3	0.1	1.0	1.3	(0.3)
	$12.7	$7.9	4.7	$39.1	$32.2	6.9
Less: capitalized general and administrative expenses	(0.3)	—	(0.2)	(0.7)	—	(0.7)
General and administrative expenses	$12.4	$7.9	4.5	$38.4	$32.2	6.2

General and administrative expenses were $12.4 million for the three month period ended December 31, 2021 and increased $4.5 million in comparison to the prior year period primarily as a result of the following:

•	an increase in salaries and benefits expense primarily due to additional employees in North America and Europe; and

•

an increase in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from the increase in market price of the Trust’s stapled units in the current year period relative to the prior year period, partially offset by;

•	an increase in capitalized general administrative expenses related to an increase in development activity in the current year period.

General and administrative expenses were $38.4 million for the year ended December 31, 2021 and increased $6.2 million in comparison to the prior year period primarily as a result of the following:

•

an increase in salaries and benefits expense primarily due to additional employees as previously mentioned and an increase to incentive compensation paid in the current year period relating to the 2020 fiscal year, partially offset by the severance for a departed executive in Q3 2020;

Granite REIT 2021    27

•

an increase in the fair value remeasurement associated with the trustee/director and executive unit-based compensation plans resulting from the increase in market price of the Trust’s stapled units in the current year period relative to the prior year; and

•	an increase in information technology expenses resulting primarily from new software platforms implemented during the year, partially offset by;

•	an increase in capitalized general administrative expenses resulting from salaries and wages related to an increase in development activity in the current year period.

Interest Income

Interest income for the three month period ended December 31, 2021 increased $0.3 million to $0.9 million from $0.6 million in the prior year period. Interest income for the year ended December 31, 2021 increased $0.7 million to $3.1 million from $2.4 million in the prior year period. Both increases were due to higher invested cash balances on hand.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2021 increased $1.3 million to $12.1 million from $10.8 million in the prior year period. The increase was related to higher interest costs resulting from the issuance of the 2028 Debentures in August 2021 and the 2030 Debentures in December 2020, partially offset by lower interest costs resulting from Granite LP’s redemption of the then outstanding $250.0 million aggregate principal amount of its 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”) on January 4, 2021.

Interest expense and other financing costs for the years ended December 31, 2021 and 2020 were $47.2 million and $35.8 million, respectively. The $11.4 million increase is primarily due to increased interest costs related to the issuance of the 2028 Debentures in August 2021, the 2027 Debentures in June 2020, the 2030 Debentures in December 2020, the $4.0 million of early redemption premium incurred for the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the financing of Granite’s credit facility during the first quarter of 2021, partially offset by the redemption of the 2021 Debentures in January 2021.

As at December 31, 2021, Granite’s weighted average cost of interest-bearing debt was 1.81% (December 31, 2020 — 1.91%) and the weighted average debt term-to-maturity was 5.5 years (December 31, 2020 — 5.6 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange gains of $2.1 million and $0.7 million in the three months ended December 31, 2021 and 2020, respectively. The $1.4 million increase in net foreign exchange gains is primarily due to foreign exchange gains from the settlement of foreign exchange collar contracts in the current year period and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Granite recognized net foreign exchange gains of $5.1 million and $3.7 million in the years ended December 31, 2021 and 2020, respectively. The $1.4 million increase in net foreign exchange gains is primarily due to foreign exchange gains from the settlement of foreign exchange collar contracts in the current year period and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

28    Granite REIT 2021

Fair Value Gains and Losses on Investment Properties, Net

Net fair value gains on investment properties were $349.1 million and $140.8 million in the three months ended December 31, 2021 and 2020, respectively. In the three months ended December 31, 2021, net fair value gains of $349.1 million were primarily attributable to favourable changes in fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the Greater Toronto Area in Ontario, Canada (the “GTA”) and across the United States and Europe.

Net fair value gains on investment properties in the three months ended December 31, 2020 of $140.8 million were primarily attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands, partially offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

Net fair value gains on investment properties were $1,298.9 million and $273.4 million in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2021, net fair value gains of $1,298.9 million were primarily attributable to various factors including i) favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and ii) compression in discount and terminal capitalization rates for properties located in the GTA, across the United States and Europe resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the year ended December 31, 2020 of $273.4 million were attributable to various factors including i) an increase in fair value of an acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, ii) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and the United States and iii) the increase in fair value of Granite’s developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the tenants and properties across these jurisdictions.

Fair Value Gains and Losses on Financial Instruments, Net

Fair value gains on financial instruments for the three month periods ended December 31, 2021 and 2020 were $0.6 million and $1.3 million, respectively. The fair value losses on financial instruments for the years ended December 31, 2021 and 2020 were $1.2 million and $3.4 million, respectively. The fair value gains on financial instruments for the three month period ended December 31, 2021 are related to the fair value movements of the 2024 Cross Currency Interest Rate Swap, partially offset by the fair value losses on foreign exchange collar contracts. The fair value losses on financial instruments for the year ended December 31, 2021 are related to the net fair value losses associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and the fair value losses on the foreign exchange collar contracts, partially offset by the fair value gains on the 2024 Cross Currency Interest Rate Swap. These derivatives were not designated in a hedging relationship and fair value changes are therefore recorded in the statements of net income.

The fair value gains on financial instruments for the three months ended December 31, 2020 and the fair value losses for the year ended December 31, 2020 are related to i) the fair value change

Granite REIT 2021    29

of the 2024 Cross Currency Interest Rate Swap and the 2021 Cross Currency Interest Rate Swap and ii) unrealized losses on foreign exchange forward contracts, partially offset by fair value gains on foreign exchange collar contracts. These derivatives were not designated in a hedging relationship and fair value changes are therefore recorded in the statements of net income.

Loss on Sale of Investment Properties, Net

The loss on sale of investment properties for the three month period ended December 31, 2021 was $0.2 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Ebergassing, Austria on November 30, 2021. The loss on sale of investment properties for the year ended December 31, 2021 was $0.8 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Ebergassing, Austria previously mentioned, the property in Weikersdorf, Austria disposed on June 30, 2021 and the property in Redditch, United Kingdom disposed on January 28, 2021. The loss on sale of investment properties for the three months and year ended December 31, 2020 were $0.7 million and $0.9 million, respectively, and are primarily related to broker commissions and legal and advisory costs associate with the dispositions of two properties in Canada on September 14, 2020 and a property in Spain on October 23, 2020.

Income Tax Expense

Income tax expense is comprised of the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Foreign operations	$1.4	$1.7	(0.3)	$6.8	$6.7	0.1
Related to sale of investment properties	2.8	0.7	2.1	5.1	0.7	4.4
Other	(1.3)	(1.3)	—	(0.3)	(0.8)	0.5
Current tax expense	2.9	1.1	1.8	11.6	6.6	5.0
Deferred tax expense	69.9	32.4	37.5	229.0	62.5	166.5
Income tax expense	$72.8	$33.5	39.3	$240.6	$69.1	171.5

For the three months ended December 31, 2021, current tax expense increased compared to the prior year period primarily due to the sale of an asset in Austria in 2021 compared to the sale of an asset in Spain in 2020, offset slightly by the effect of the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period.

For the year ended December 31, 2021, current tax expense increased compared to the prior year period primarily due to the taxable dispositions of two assets in Austria in 2021 compared to the sale of an asset in Spain in 2020, higher taxes in foreign jurisdictions from acquisitions, as well as the recognition of tax assets in Canada for taxation years that have gone statute barred during 2020, offset slightly by the recognition of tax assets in Germany for taxation years that have gone statute barred during 2021 and the strengthening of the Canadian dollar on Euro denominated tax expense as compared to the prior year period.

The increase in deferred tax expense for the three months and year ended December 31, 2021 compared to the prior year periods was primarily due to an increase in fair value gains on investment properties in jurisdictions in which deferred taxes are recorded.

30    Granite REIT 2021

Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2021, net income attributable to stapled unitholders was $341.2 million compared to $167.6 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $208.3 million increase in fair value gains on investment properties and a $8.8 million increase in net operating income, partially offset by a $39.3 million increase in income tax expense. The period-over-period variance is further summarized below:

Q4 2021 vs Q4 2020 Change in Net Income Attributable to Stapled Unitholders

For the year ended December 31, 2021, net income attributable to stapled unitholders was $1,310.0 million compared to $429.8 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $1,025.5 million increase in fair value gains on investment properties and a $39.7 million increase in net operating income, partially offset by a $171.5 million increase in income tax expense and a $11.4 million increase in interest expense and other financing costs. The period-over-period variance is further summarized below:

Year 2021 vs Year 2020 Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2021 and 2020, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)		2021	2020	2021	2020

Net income attributable to stapled unitholders		$341.2	$167.6	$1,310.0	$429.8
Add (deduct):
Fair value gains on investment properties, net		(349.1)	(140.8)	(1,298.9)	(273.4)
Fair value (gains) losses on financial instruments		(0.6)	(1.3)	1.2	3.4
Loss on sale of investment properties		0.2	0.7	0.8	0.9
Current income tax expense associated with the sale of investment properties		2.8	0.7	5.1	0.7
Deferred income tax expense		69.9	32.4	229.0	62.5
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan		2.3	0.3	3.8	1.4
Non-controlling interests relating to the above		0.1	—	0.3	0.1
FFO	[A]	$66.8	$59.6	$251.3	$225.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(6.7)	(0.4)	(9.4)	(3.6)
Leasing commissions incurred		—	(0.7)	(2.5)	(0.8)
Tenant allowances incurred		(0.3)	(1.2)	(0.5)	(1.8)
Tenant incentive amortization		1.2	1.3	5.1	5.3
Straight-line rent amortization		(1.8)	(2.5)	(8.8)	(8.8)
AFFO	[B]	$59.2	$56.1	$235.2	$215.7

Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$1.02	$1.00	$3.93	$3.98
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.90	$0.94	$3.68	$3.81
Basic weighted average number of stapled units	[C]	65.7	59.4	64.0	56.6

Diluted weighted average number of stapled units	[D]	65.8	59.5	64.0	56.7

32    Granite REIT 2021

Funds From Operations

FFO for the three month period ended December 31, 2021 was $66.8 million ($1.02 per unit) compared to $59.6 million ($1.00 per unit) in the prior year period. The changes in the FFO components is summarized below:

Q4 2021 vs Q4 2020 Change in FFO

FFO for the year ended December 31, 2021 was $251.3 million ($3.93 per unit) compared to $225.4 million ($3.98 per unit) in the prior year period. The changes in the FFO components is summarized below:

Year 2021 vs Year 2020 Change in FFO

Included in FFO for the year ended December 31, 2021 is $4.0 million of early redemption premium related to the 2021 Debentures and $0.5 million of accelerated amortization of original financing costs related to the refinancing of Granite’s credit facility. Excluding these refinancing costs, FFO would be $255.8 million ($4.00 per unit).

FFO for the year ended December 31, 2020 includes $1.1 million of severance costs associated with the departure of an executive. Excluding this severance expense, FFO would have been $226.5 million ($4.00 per unit).

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AFFO for the three month period ended December 31, 2021 was $59.2 million ($0.90 per unit) compared to $56.1 million ($0.94 per unit) in the prior year period. The $3.1 million increase and $0.04 per unit decrease in AFFO components summarized below:

Q4 2021 vs Q4 2020 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $7.2 million increase in FFO, as noted previously;

•

a $0.9 million and $0.7 million increase in AFFO from a decrease in tenant allowances and leasing commissions incurred, respectively, primarily from lower re-leasing and renewal activities compared to the prior year period; and

•

a $0.6 million decrease in tenant incentive and straight-line rent amortization primarily due to lower free-rent offered in the fourth quarter of 2021 as compared to the fourth quarter of 2020, partially offset by;

•	a $6.3 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relating to maintenance capital projects primarily in the United States.

34    Granite REIT 2021

AFFO for the year ended December 31, 2021 was $235.2 million ($3.68 per unit) compared to $215.7 million ($3.81 per unit) in the prior year period. The $19.5 million increase and $0.13 per unit decrease in AFFO is summarized below:

Year 2021 vs Year 2020 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $25.9 million increase in FFO, as noted previously, partially offset by;

•	a $5.8 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year relating to maintenance projects primarily in the United States and Germany.

Excluding the aforementioned refinancing costs of $4.5 million recognized in the year ended December 31, 2021, AFFO would be $239.7 million ($3.75 per unit). In comparison, excluding the aforementioned severance of $1.1 million, AFFO would have been $216.8 million ($3.83 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna. Granite’s categorization of income-producing properties has been updated in 2021 to reflect how management characterizes its properties in light of Granite’s recent growth and transformation of its portfolio towards logistics, e-commerce and distribution/warehouse facilities.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

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Properties under development are comprised of (i) a 89.0 acre greenfield site in Houston, Texas for which construction is underway on three modern industrial buildings (two speculative and one pre-leased) totaling 1.4 million square feet and are expected to be completed between the second quarter of 2022 and fourth quarter of 2022, (ii) a 13.0 acre site in Altbach, Germany where construction of a 0.3 million square foot distribution/light industrial facility is underway and is expected to be completed in the first quarter of 2022, (iii) a 36.0 acre site in Fort Worth, Texas where vertical construction of a 0.6 million square foot, 36’ clear, state-of-the-art distribution/e-commerce facility with completion expected in the second quarter of 2022, (iv) a 51.0 acre greenfield site in Murfreesboro, Tennessee, where vertical construction of a 0.8 million square foot modern distribution facility is underway with an expected completion date in the third quarter of 2022 and (v) a 39.0 acre site in Lebanon, Tennessee, where construction of three modern industrial buildings totaling 0.5 million square feet is expected to be completed in the fourth quarter of 2022.

Land held for development comprises the remaining 101.0 acres of land in Houston, Texas held for the future development of up to a 2.7 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.3 million square feet (of which 1.4 million square feet is underway as noted above), 12.9 acres of development land in West Jefferson, Ohio and a 92.2 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 1.7 million square feet of modern distribution and logistics space.

Summary attributes of the investment properties as at December 31, 2021 and December 31, 2020 are as follows:

Investment Properties Summary

As at December 31,	2021	2020
(in millions, except as noted)
Investment properties — fair value	$7,971.2	$5,855.6
Income-producing properties	7,727.4	5,786.3
Properties under development	162.8	31.5
Land held for development	81.0	37.8
Overall capitalization rate(1)	4.53%	5.61%

Number of investment properties	131	115
Income-producing properties	119	108
Properties under development	9	3
Land held for development	3	4

Property metrics
GLA, square feet	55.1	49.5
Occupancy, by GLA	99.7%	99.6%
Weighted average lease term in years, by square footage	5.8	6.3
Total number of tenants	123	86
Magna as a percentage of annualized revenue(2)	29%	36%
Magna as a percentage of GLA	22%	27%

(1)	Overall capitalization rate pertains only to income-producing properties.
(2)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021 and December 2020 multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

36    Granite REIT 2021

Assets Held for Sale(1)

As at December 31,	2021	2020
(in millions, except as noted)
Assets held for sale
Fair value	$64.6	$—
Number of properties	3	—
GLA, square feet	0.6	—
Magna as a percentage of GLA	1%	—%
Annualized revenue	$4.4	$—

(1)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale as at December 31, 2021 were excluded from investment properties and related property metrics as at December 31, 2021 throughout this MD&A.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2021 and December 31, 2020 was as follows:

Fair Value of Investment Properties by Geography(1)

(1)	Number of properties denoted in parentheses.

Granite REIT 2021    37

The change in the fair value of investment properties by geography during the year ended December 31, 2021 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2021	Acquisitions	Costs to complete acquired properties	Dispositions	Capital and leasing expenditures	Developments and expansion	Transfers(1)	Other	Fair value gains	Foreign Exchange	Classified as assets held for sale	December 31, 2021
Income-Producing Properties
Canada	$1,106.7	$104.0	$—	$—	$0.8	$9.1	$—	$0.8	$427.3	$—	$—	$1,648.7
USA	2,833.0	554.4	8.3	—	13.9	—	—	7.4	684.1	(11.4)	—	4,089.7
Austria	821.0	—	—	(26.2)	0.3	—	—	(4.7)	46.8	(63.4)	—	773.8
Germany	412.6	—	—	—	1.5	—	—	0.3	44.0	(32.7)	—	425.7
Netherlands	551.0	199.6	—	—	0.2	(0.4)	—	0.6	85.6	(47.1)	—	789.5
Other Europe	62.0	—	—	(10.6)	0.1	—	—	(0.3)	12.8	(2.9)	(61.1)	—
	5,786.3	858.0	8.3	(36.8)	16.8	8.7	—	4.1	1,300.6	(157.5)	(61.1)	7,727.4
Properties Under Development
USA	15.6	24.1	—	—	3.3	62.9	16.8	—	(0.3)	0.6	—	123.0
Germany	15.9	—	—	—	—	25.8	—	—	—	(1.9)	—	39.8
	31.5	24.1	—	—	3.3	88.7	16.8	—	(0.3)	(1.3)	—	162.8
Land Held for Development
Canada	—	63.7	—	—	—	2.0	—	—	(1.5)	—	—	64.2
USA	34.0	—	—	—	—	—	(16.8)	(0.1)	0.1	(0.4)	—	16.8
Other Europe	3.8	—	—	—	—	—	—	—	—	(0.3)	(3.5)	—
	37.8	63.7	—	—	—	2.0	(16.8)	(0.1)	(1.4)	(0.7)	(3.5)	81.0
Total	$5,855.6	$945.8	$8.3	($36.8)	$20.1	$99.4	$—	$4.0	$1,298.9	($159.5)	($64.6)	$7,971.2

(1)

Transfers are related to the reclassification of land held for development in Fort Worth, Texas and Houston, Texas to properties under development during the first and third quarter of 2021, respectively.

During the year ended December 31, 2021, the fair value of investment properties increased by $2,115.6 million primarily due to:

•

net fair value gains of $1,298.9 million which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe;

•

the acquisitions of sixteen income-producing properties, four properties under development in the United States and the Netherlands and a parcel of land held for development in Canada for $924.0 million, excluding associated transaction costs (see “SIGNIFICANT MATTERS — Property Acquisitions”); and

•

the additions of $99.4 million primarily relating to expansion projects at two properties in Canada, a property under development in Altbach, Germany and eight properties under development in the United States (see “SIGNIFICANT MATTERS — Construction, Development and Property Commitments)” partially offset by;

•	foreign exchange losses of $159.5 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro;

•

the classification of two income-producing properties and one parcel of land valued at $64.6 million as assets held for sale. These properties are classified as assets held for sale on the combined balance sheet and excluded from the investment properties categorization (see “SIGNIFICANT MATTERS — Assets Held for Sale”); and

38    Granite REIT 2021

•	the dispositions of three income-producing properties in the United Kingdom and Austria for $36.8 million (see “SIGNIFICANT MATTERS — Dispositions”).

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2021. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2021. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at December 31, 2021 and December 31, 2020 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/ Warehouse		Special purpose properties		Flex/Office		Total
As at December 31,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Overall capitalization rate(1)(2)	4.11%	4.97%	4.20%	5.79%	6.81%	7.71%	5.00%	6.02%	4.53%	5.61%
Terminal capitalization rate(1)	4.73%	5.44%	4.95%	5.96%	6.37%	6.87%	6.23%	6.93%	5.03%	5.82%
Discount rate(1)	5.30%	5.89%	5.70%	6.69%	7.29%	7.77%	6.83%	7.30%	5.67%	6.38%

Valuation Metrics by Region

As at December 31, 2021	Canada	USA	Austria	Germany	Nether- lands	Other Europe	Total
Income-producing property fair value	$1,648.7	$4,089.7	$773.8	$425.7	$789.5	$—	$7,727.4
Overall capitalization rate (1)	3.51%	4.30%	7.98%	5.60%	3.87%	—%	4.53%

As at December 31, 2020	Canada	USA	Austria	Germany	Nether- lands	Other Europe	Total
Income-producing property fair value	$1,106.7	$2,833.0	$821.0	$412.6	$551.0	$62.0	$5,786.3
Overall capitalization rate (1)	4.64%	5.24%	8.56%	5.87%	4.57%	8.15%	5.61%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net opertings income (property revenue less property expenses) divided by the fair value of the property.

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A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2021 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	6,898.3	7,249.2	7,427.2
+25 bps	7,287.7	7,476.1	7,575.4
Base rate	$7,727.4	$7,727.4	$7,727.4
-25 bps	8,228.8	8,007.0	7,882.9
-50 bps	8,807.1	8,320.4	8,042.4

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio.    Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three months and years ended December 31, 2021 and 2020 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Additions to investment properties:
Leasing costs	$—	$0.9	$5.8	$3.4
Tenant improvements (1)	2.9	1.2	3.4	1.8
Maintenance capital expenditures	7.4	0.8	10.8	4.0
Other capital expenditures	2.5	12.5	17.1	21.2
	$12.8	$15.4	$37.1	$30.4

Less:
Leasing costs and tenant improvements related to acquisition activities	—	(0.3)	(0.4)	(0.8)
Leasing costs and tenant improvements related to development activities	(2.6)	—	(5.8)	(1.9)
Capital expenditures related to expansions	(2.7)	—	(9.4)	—
Capital expenditures related to property acquisitions	(0.5)	(12.8)	(9.1)	(21.5)
Capital expenditures and leasing costs included in AFFO	$7.0	$2.3	$12.4	$6.2

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(1)	Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs — Trailing Eight Quarters

		Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
Total capital expenditures incurred		$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2	$3.4
Total leasing costs and tenant improvements incurred		2.9	5.8	0.3	0.2	2.1	1.2	2.0	—
Total incurred	[A]	$12.8	$20.1	$3.5	$0.7	$15.4	$3.4	$8.2	$3.4
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(5.8)	(13.7)	(1.8)	(0.1)	(13.1)	(2.6)	(6.1)	(2.4)
Capital expenditures and leasing costs included in AFFO	[B]	$7.0	$6.4	$1.7	$0.6	$2.3	$0.8	$2.1	$1.0
GLA, square feet	[C]	55.1	53.3	51.3	50.4	49.5	45.4	44.3	40.0
$ total incurred per square feet	[A]/[C]	$0.23	$0.38	$0.07	$0.01	$0.31	$0.07	$0.19	$0.09
$ capital expenditures and leasing costs included in AFFO per square feet	[B]/[C]	$0.13	$0.12	$0.03	$0.01	$0.05	$0.02	$0.05	$0.03

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2021 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/ actual start date of construction	Target completion date	Actual construction costs as at December 31, 2021	Expected total construction cost(1)
As at December 31, 2021
Properties under development
Houston, TX (Phase I and II)	89.3	1.4	Q4 2019	Q4 2022	$28.4	$136.9
Fort Worth, TX	36.4	0.6	Q2 2021	Q2 2022	23.0	43.9
Altbach, Germany	12.8	0.3	Q1 2021	Q1 2022	29.2	31.7
Murfreesboro, TN	50.8	0.8	Q3 2021	Q3 2022	28.1	76.9
Highway 109, Lebanon, TN	38.8	0.5	Q3 2021	Q4 2022	8.9	66.8

Expansion projects
2095 Logistics Drive, Mississauga, ON	9.5	0.1	Q4 2019	Q2 2022	9.2	11.0
555 Beck Cres., Ajax, ON	7.6	—	Q2 2022	Q2 2023	0.2	8.5
5400 E 500 S, Whitestown, IN	59.3	0.3	Q1 2022	Q4 2022	—	39.7
	304.5	4.0			$127.0	$415.4

(1)	Construction cost excludes cost of land.

At Granite’s site in Houston, Texas, vertical construction commenced during the fourth quarter of 2021. The pre-leased 688,000 square foot, 40’ clear height, modern distribution building is being constructed as the second phase of the multi-phase development, in addition to the initial phase one of 669,000 square feet currently under construction. The build-to-suit project is estimated to be completed in the second quarter of 2022, while phase one is expected to be completed in the fourth quarter of 2022.

At Granite’s site in Fort Worth, Texas, vertical construction commenced during the second quarter of 2021. This speculative 605,000 square foot, 36’ clear, state-of-the-art distribution/e-commerce facility is expected to be completed in the second quarter of 2022.

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At Granite’s site in Altbach, Germany, vertical construction commenced during the first quarter of 2021. This approximately 290,000 square foot, 38’ clear height speculative distribution/light industrial facility is scheduled to be completed in the first quarter of 2022.

At Granite’s site in Murfreesboro, Tennessee, vertical construction commenced during the third quarter of 2021. This speculative 844,000 square foot, 40’ clear, state-of-the-art distribution/e-commerce facility is expected to be completed in the third quarter of 2022.

At Granite’s site in Lebanon, Tennessee, construction commenced during the third quarter of 2021. These three modern industrial buildings totaling approximately 509,000 square feet, with 32’ clear heights, are expected to be completed in the fourth quarter of 2022.

Vertical construction of the temperature controlled building expansion of approximately 60,000 square feet at its property at 2095 Logistics Drive in Mississauga, Ontario is expected to be completed by the second quarter of 2022.

Granite continues to advance site planning for the speculative expansion of 555 Beck Crescent in Ajax, Ontario. Vertical construction of the approximate 49,000 square foot, 32’ clear height expansion is expected to commence in the second quarter of 2022 with completion anticipated by the second quarter of 2023.

On December 22, 2021, Granite acquired an approximate 600,000 square foot modern distribution facility located in the Indianapolis submarket of Whitestown, Indiana. A value-enhancing expansion of the property, comprised of approximately 300,000 square feet, commenced in the first quarter of 2022 and is expected to be completed in the fourth quarter of 2022.

Leasing Profile

Magna, Granite’s Largest Tenant

At December 31, 2021, Magna International Inc. or one of its operating subsidiaries was the tenant at 29 (December 31, 2020 — 32) of Granite’s income-producing properties and comprised 29% (December 31, 2020 — 36%) of Granite’s annualized revenue and 22% (December 31, 2020 — 27%) of Granite’s GLA.

On June 18, 2021, Moody’s Investor Service, Inc. (“Moody’s”) confirmed Magna International Inc.’s credit rating of A3 and changed the trend to “Stable Outlook” from “Negative Outlook”. On July 6, 2021, DBRS confirmed the A(low) credit rating and changed the trend to “Stable Outlook” from “Negative Outlook”. On July 21, 2021, Standard & Poor’s confirmed the A- credit rating and changed the trend to “Stable Outlook” from “Negative Outlook”. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

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•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2021, Granite had 122 other tenants from various industries that in aggregate comprised 71% of the Trust’s annualized revenue. Each of these tenants accounted for less than 6% of the Trust’s annualized revenue as at December 31, 2021.

Granite’s top 10 tenants by annualized revenue at December 31, 2021 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	29%	22%	4.4	A-
Amazon	5%	4%	17.2	AA
True Value Company	3%	3%	19.2	NR
ADESA	2%	—%	7.6	NR
Restoration Hardware	2%	2%	6.3	Ba2
Hanon Systems	2%	1%	7.7	AA
Spreetail FTP	2%	2%	4.8	NR
Light Mobility Solutions GmbH	2%	1%	1.9	NR
Ingram Micro	2%	2%	3.0	BB-
Cornerstone Brands	2%	2%	2.8	B+
Top 10 Tenants	51%	39%	6.8

(1)	Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at December 31, 2021, Granite’s portfolio had a weighted average lease term by square footage of 5.8 years (December 31, 2020 — 6.3 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2021, excluding assets held for sale, multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

	Total GLA	Total Lease Count	Total Annualized Revenue $	Vacancies	2022		2023		2024		2025		2026		2027		2028 and Beyond
Country				Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,429	33	58.9	—	488	3.9	380	2.3	642	5.4	1,450	11.5	574	5.8	253	2.4	2,642	27.6
Canada-committed	—	—	—	—	(276)	(2.2)	—	—	—	—	—	—	—	—	276	2.2	—	—
Canada — net	6,429	33	58.9	—	212	1.7	380	2.3	642	5.4	1,450	11.5	574	5.8	529	4.6	2,642	27.6
United States	32,797	75	184.7	90	4,287	20.0	6,253	30.0	3,130	16.2	1,340	6.9	3,164	17.4	1,407	6.4	13,126	87.8
United States-committed	—	—	—	—	(1,952)	(8.6)	(201)	(1.5)	346	1.7	—	—	—	—	301	1.3	1,506	7.1
United States — net	32,797	75	184.7	90	2,335	11.4	6,052	28.5	3,476	17.9	1,340	6.9	3,164	17.4	1,708	7.7	14,632	94.9
Austria	7,472	9	60.0	—	802	9.8	125	1.2	5,349	37.0	—	—	389	3.0	—	—	807	9.0
Austria-committed	—	—	—	—	(802)	(9.8)	—	—	—	—	—	—	—	—	802	9.8	—	—
Austria-net	7,472	9	60.0	—	—	—	125	1.2	5,349	37.0	—	—	389	3.0	802	9.8	807	9.0
Germany	3,504	12	23.9	—	283	2.1	2,187	14.8	308	2.1	195	1.6	303	1.6	—	—	228	1.7
Germany-committed	—	—	—	—	(283)	(2.1)	—	—	—	—	—	—	—	195	283	2.1	—	—
Germany-net	3,504	12	23.9	—	—	—	2,187	14.8	308	2.1	195	1.6	303	1.6	283	2.1	228	1.7
Netherlands	4,872	36	32.7	53	32	0.1	357	2.5	68	0.8	630	4.8	355	1.6	1,125	7.4	2,252	15.5
Netherlands — committed	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Netherlands — net	4,872	36	32.7	53	32	0.1	357	2.5	68	0.8	630	4.8	355	1.6	1,125	7.4	2,252	15.5
Total	55,074	165	360.2	143	5,892	35.9	9,302	50.8	9,497	61.5	3,615	24.8	4,785	29.4	2,785	16.2	19,055	141.6
Total-committed	—	—	—	—	(3,313)	(22.7)	(201)	(1.5)	346	1.7	—	—	—	—	1,662	15.4	1,506	7.1
As at December 31, 2021	55,074	165	360.2	143	2,579	13.2	9,101	49.3	9,843	63.2	3,615	24.8	4,785	29.4	4,447	31.6	20,561	148.7
% of portfolio as at December 31, 2021:
* by sq ft	100%			0.3%	4.7%		16.5%		17.9%		6.5%		8.7%		8.1%		37.3%
* by Annualized Revenue			100%			3.7%		13.7%		17.5%		6.9%		8.1%		8.8%		41.3%

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Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months and year ended December 31, 2021.

Occupancy Roll Forward for Q4 2021

	Three Months Ended December 31, 2021
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe- Other	Total
Total portfolio size, October 1, 2021	5,891	32,165	7,472	3,504	4,006	299	53,337
Vacancy, October 1, 2021	—	(341)	—	—	(78)	—	(419)
Occupancy, October 1, 2021	5,891	31,824	7,472	3,504	3,928	299	52,918
Occupancy %, October 1, 2021	100.0%	98.9%	100.0%	100.0%	98.1%	100.0%	99.2%
Acquired occupancy, net	538	633	—	—	865	—	2,036
Dispositions and assets held for sale	—	—	—	—	—	(299)	(299)
Expiries	—	—	—	—	(14)	—	(14)
Renewals	—	—	—	—	7	—	7
New Leases	—	251	—	—	32	—	283
Occupancy, December 31, 2021	6,429	32,708	7,472	3,504	4,818	—	54,931
Total portfolio size, December 31, 2021	6,429	32,798	7,472	3,504	4,871	—	55,074
Occupancy %, December 31, 2021	100.0%	99.7%	100.0%	100.0%	98.9%	—%	99.7%

Occupancy Roll Forward for Year 2021

	Year Ended December 31, 2021
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe- Other	Total
Total portfolio size, January 1, 2021	5,891	27,521	8,101	3,504	3,810	661	49,488
Vacancy, January 1, 2021	—	(90)	—	—	—	(29)	(119)
Occupancy, January 1, 2021	5,891	27,431	8,101	3,504	3,810	632	49,369
Occupancy %, January 1, 2021	100.0%	99.7%	100.0%	100.0%	100.0%	95.6%	99.8%
Acquired occupancy, net	538	5,026	—	—	983	—	6,547
Dispositions and assets held for sale	—	—	(629)	—	—	(661)	(1,290)
Expiries	(316)	(679)	(389)	(548)	(14)	(336)	(2,282)
Renewals	316	316	389	428	7	336	1,792
New Leases	—	614	—	120	32	29	795
Occupancy, December 31, 2021	6,429	32,708	7,472	3,504	4,818	—	54,931
Total portfolio size, December 31, 2021	6,429	32,798	7,472	3,504	4,871	—	55,074
Occupancy %, December 31, 2021	100.0%	99.7%	100.0%	100.0%	98.9%	—%	99.7%

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,400.5 million as at December 31, 2021 compared to $1,330.3 million at December 31, 2020, as summarized below:

Sources of Available Liquidity

As at December 31,	2021	2020
Cash and cash equivalents	$402.5	$831.3
Unused portion of credit facility	998.0	499.0
Available liquidity(1)	$1,400.5	$1,330.3

Additional sources of liquidity:
Assets held for sale(2)	$64.6	$—
Unencumbered assets(3)	$7,940.2	$5,855.6

(1)	Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Two income-producing properties and one parcel of land held for development located in Europe were classified as assets held for sale on the audited combined financial statements at December 31, 2021.
(3)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The increase in liquidity is primarily due to the amendment made to the existing unsecured credit facility on March 31, 2021 resulting in an additional borrowing capacity of $500 million, the net proceeds of $303.1 million from the equity offering completed on June 9, 2021, and the net proceeds of $497.3 million from the issuance of the 2028 Debentures on August 30, 2021, net proceeds of $35.4 million received from the dispositions of three income-producing properties in the United Kingdom and Austria, partially offset by the redemption of the 2021 Debentures of $254.0 million on January 4, 2021, the settlement of the related 2021 Cross-Currency Interest Rate Swap of $18.8 million, and $925.9 million relating to the acquisitions of sixteen income-producing properties, four properties under development and a parcel of development land in the United States, Canada and the Netherlands. Granite intends to use and has partially used the net proceeds of debenture and equity offerings completed in 2020 and 2021 to fund completed and potential acquisitions of properties, to repay debt and to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets. For information about the impact of COVID-19 on Granite’s liquidity, please see “SIGNIFICANT MATTERS — COVID-19 Pandemic”.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2021	2020	$ change	2021	2020	$ change
Cash and cash equivalents, beginning of period	$779.0	$539.7	239.3	$831.3	$298.7	532.6
Cash provided by operating activities	53.7	60.3	(6.6)	262.2	249.3	12.9
Cash used in investing activities	(379.5)	(492.3)	112.8	(1,025.4)	(1,071.8)	46.4
Cash provided by (used in) financing activities	(49.2)	730.3	(779.5)	333.5	1,358.2	(1,024.7)
Effect of exchange rate changes on cash and cash equivalents	(1.5)	(6.7)	5.2	0.9	(3.1)	4.0
Cash and cash equivalents, end of period	$402.5	$831.3	(428.8)	$402.5	$831.3	(428.8)

Operating Activities

During the three month period ended December 31, 2021, operating activities generated cash of $53.7 million compared to $60.3 million in the prior year period. The decrease of $6.6 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:

•	a decrease of $11.4 million from cash provided by working capital changes primarily due to an increase in accounts receivables and a decrease in deferred revenue due to the timing of rent payments;

•	an increase of $1.2 million in general and administrative expenses, excluding the impact of unit-based compensation;

•

an increase of $1.6 million in interest paid resulting from the $500 million 2030 Debentures issued in December 2020 and the $500 million 2028 Debentures issued in August 2021, partially offset by the redemption of the 2021 Debentures in January 2021; and

•	an increase of $3.7 million in income taxes paid, partially offset by;

•	an increase in net operating income of $8.8 million;

•	an increase in foreign exchange gains of $1.4 million; and

•	an increase in interest income of $0.3 million.

During the year ended December 31, 2021, operating activities generated cash of $262.2 million compared to $249.3 million in the prior year period. The increase of $12.9 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:

•	an increase in net operating income of $39.7 million;

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•	an increase in foreign exchange gains of $1.4 million; and

•	an increase in interest income of 0.7 million, partially offset by;

•

a decrease of $18.1 million from cash provided by working capital changes primarily due to an increase in accounts receivable and a decrease in deferred revenue, partially offset by an increase in accounts payable due to timing of payments and receipts;

•	an increase of $2.0 million in income taxes paid;

•	an increase of $1.9 million in general and administrative expenses, excluding the impact of unit-based compensation; and

•	an increase of $7.8 million of interest paid due to higher debt balances as mentioned above.

Investing Activities

Investing activities for the three month period ended December 31, 2021 used cash of $379.5 million and primarily related to the following:

•	the acquisitions of six income-producing properties in Canada, the United States and the Netherlands paid of $325.8 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

•	additions to income-producing properties paid of $8.8 million, primarily attributable to ongoing maintenance and expansion capital in Canada and the United States;

•	additions to properties under development paid of $43.3 million, primarily attributable to Granite’s ongoing development projects in the United States and Germany;

•	acquisition deposits paid of $8.6 million, consisting of advance payments for acquisitions under contract in the United States and Germany; and

•	loan advances made of $5.3 million to the developer of two industrial properties being constructed in Indiana, partially offset by;

•	net proceeds of $12.2 million received from the disposition of an income-producing property in Austria (see “SIGNIFICANT MATTERS — Dispositions”).

Investing activities for the three month period ended December 31, 2020 used cash of $492.3 million and primarily related to the following:

•	the acquisitions of seven income-producing properties in Canada, the United States and the Netherlands for $480.3 million; and

•

investment property expansion and development paid of $16.2 million relating to three properties in Texas, United States and Tilburg, Netherlands and maintenance and improvement capital expenditures paid of $0.6 million largely relating to capital expenditures at properties in Canada and the United States, partially offset by;

•	net proceeds of $6.9 million received from the disposition of an income-producing property in Spain.

Investing activities for the year ended December 31, 2021 used cash of $1,025.4 million and primarily related to the following:

•

the acquisitions of sixteen income-producing properties, four properties under development and a parcel of development land in Canada, the United States and the Netherlands paid of 925.9 million (see “SIGNIFICANT MATTERS — Property Acquisitions”);

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•

additions to income-producing properties paid of $28.0 million, primarily attributable to the completion of an acquired property of $8.3 million in Dallas, Texas and ongoing maintenance and expansion capital in Canada and the United States;

•	additions to properties under development paid of $71.2 million, primarily attributable to Granite’s ongoing development projects in the United States and Germany;

•	acquisition deposits paid of $26.5 million, consisting of advance payments for acquisitions under contract in the United States, Germany and the Netherlands; and

•	loan advances made of $10.5 million to the developer of two industrial properties being constructed in Indiana, partially offset by;

•	net proceeds of $35.4 million received from the dispositions of three income-producing properties in the United Kingdom and Austria (see “SIGNIFICANT MATTERS — Dispositions”).

Investing activities for the year ended December 31, 2020 used cash of $1,071.8 million and primarily related to the following:

•

the acquisitions of twenty four income-producing properties in Canada, the United States and the Netherlands and a parcel of development land in the United States for $1,045.7 million and related working capital of $7.0 million acquired as part of the acquisitions in Tilburg and Voorschoten, Netherlands;

•	additions to properties under development paid of $40.6 million largely relating to four properties in Indiana and Texas, United States and as well as Bleiswijk, Netherlands and Altbach, Germany; and

•	additions to income-producing properties paid of $23.0 million largely relating to expansion capital at two properties in Texas, United States and Tilburg, Netherlands, partially offset by;

•

net proceeds of $42.5 million received from the dispositions of three income-producing properties in Canada and Spain for $30.4 million and the receipt of a proceeds receivable related to the disposal of a property in South Carolina in September 2018 of $12.1 million.

Financing Activities

Cash used by financing activities for the three month period ended December 31, 2021 of $49.2 million primarily comprised of monthly distribution payments.

Cash provided by financing activities for the three month period ended December 31, 2020 of $730.3 million largely comprised $497.2 million of proceeds from the senior unsecured debentures issued on December 18, 2020, net of issuance costs and $276.0 million of proceeds from the stapled unit offering completed on November 24, 2020, net of issuance costs, partially offset by $42.9 million of distribution payments.

Cash provided by financing activities for the year ended December 31, 2021 of $333.5 million largely comprised $497.3 million of proceeds from the 2028 Debentures issued on August 30, 2021 and $303.1 million of net proceeds from the stapled unit offering completed on June 9, 2021, net of issuance costs paid, partially offset by $254.0 million relating to the redemption of the 2021 Debentures, the early prepayment premium and settlement of the related 2021 Cross Currency Interest Rate Swap of $18.8 million, financing fees paid for the renewal of Granite’s credit facility of $2.9 million and $191.1 million of monthly distribution payments.

Cash provided by financing activities for the year ended December 31, 2020 of $1,358.2 million largely comprised $994.2 million of proceeds from the June and December 2020 debenture

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offerings, net of issuance costs, and $552.9 million of proceeds from the June and November 2020 stapled unit offerings, net of issuance costs, partially offset by $163.1 million of distribution payments and $25.0 million relating to the repurchase of stapled units under the normal course issuer bid.

Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2021 and December 31, 2020 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2021		2020
Unsecured debt, net		$2,425.1		$2,178.1
Cross currency interest rate swaps, net(4)		(44.1)		85.6
Lease obligations		32.2		33.8
Total unsecured debt	[A]	$2,413.2		$2,297.5
Secured debt		0.8		—
Total debt(1)(4)	[B]	$2,414.0		$2,297.5
Less: cash and cash equivalents		402.5		831.3
Net debt(1)(4)	[C]	$2,011.5		$1,466.2
Investment properties	[D]	$7,971.2		$5,855.6
Unencumbered Assets(5)	[E]	$7,940.2		$5,855.6
Trailing 12-month adjusted EBITDA(1)	[F]	$299.4		$264.5
Interest expense		$47.2		$35.8
Interest income		(3.1)		(2.4)
Trailing 12-month interest expense, net	[G]	$44.1		$33.4
Debt metrics
Leverage ratio(2)	[B]/[D]	30%		39%
Net leverage ratio(2)	[C]/[D]	25%		25%
Interest coverage ratio(2)	[F]/[G]	6.8x		7.9x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.3x		2.5x
Indebtedness ratio(2)	[B]/[F]	8.1x		8.7x
Weighted average cost of debt(3)		1.81%		1.91%
Weighted average debt term-to-maturity, in years(3)		5.5		5.6
Ratings and outlook
DBRS		BBB stable	(high)	BBB stable
Moody’s		Baa2 stable		Baa2 stable

(1)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)	Excludes lease obligations noted above.
(4)	Balance is net of the cross currency interest rate swap asset.
(5)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

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Unsecured Debt and Cross Currency Interest Rate Swaps

2028 Debentures and Cross Currency Interest Rate Swap

On August 30, 2021, Granite REIT Holdings Limited Partnership (“Granite LP”) issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At December 31, 2021, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.4 million.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the 2.194% semi-annual interest payments from the 2028 Debentures for US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the 2028 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 28, 2028. As at December 31, 2021, the fair value of the 2028 Cross Currency Interest Rate Swap was a net financial liability of $7.0 million.

On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536% (see “Subsequent Events”).

2030 Debentures and Cross Currency Interest Rate Swap

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At December 31, 2021, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.3 million.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030. As at December 31, 2021, the fair value of the 2030 Cross Currency Interest Rate Swap was a net financial asset of $26.2 million.

2027 Debentures and Cross Currency Interest Rate Swap

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At December 31, 2021, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.6 million.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the 2030 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of

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US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027. As at December 31, 2021, the fair value of the 2027 Cross Currency Interest Rate Swap was a net financial asset of $28.8 million.

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2021, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.6 million.

On December 12, 2018, Granite LP entered into a cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The 2026 Cross Currency Interest Rate Swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at December 31, 2021, the fair value of the 2026 Cross Currency Interest Rate Swap was a net financial asset of $7.8 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2021, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $233.7 million.

On December 19, 2018, Granite LP entered into a cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. On September 24, 2019, in conjunction with the term loan refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”). The 2024 Cross Currency Interest Rate Swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at December 31, 2021, the fair value of the 2024 Cross Currency Interest Rate Swap was a net financial liability of $5.1 million.

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2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At December 31, 2021, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.4 million.

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the 2023 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2021, the fair value of the 2023 Cross Currency Interest Rate Swap was a net financial liability of $6.6 million.

2021 Debentures and Cross Currency Interest Rate Swap

On January 4, 2021, Granite LP redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures for a total redemption price of $254.0 million, including early redemption premium. In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021 and the related mark to market liability of $18.8 million was settled.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan and the 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars, the US dollar exchange rate against the Canadian dollar and the Euro, and Canadian and US government benchmark interest rates.

Credit Facility

On March 31, 2021, the Trust amended its existing unsecured revolving credit facility agreement to extend the existing maturity date of February 1, 2023 to March 31, 2026. In addition, the credit facility’s limit increased from $0.5 billion to $1.0 billion. Draws on the credit facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at December 31, 2021, the Trust had no amounts drawn from the credit facility and $1.7 million in letters of credit issued against the facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to Phase II of its development project in Houston, Texas. The loan has a maximum draw amount of $56.1 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at December 31, 2021, the balance of the loan is $0.8 million (US$0.6 million).

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Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2021, there were no significant changes in the debt ratios other than the decrease in the leverage ratio as a result of the increase in the Trust’s investment properties as a result of fair value increases. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2021, Granite was in compliance with all of these covenants.

Credit Ratings

On March 22, 2021, DBRS upgraded Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, 2027 Debentures and 2030 Debentures to BBB(high) from BBB with stable trends. On March 12, 2021, Moody’s confirmed the Baa2 rating on the 2023 Debentures, 2027 Debentures and 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at March 9, 2022, the Trust had 65,694,048 stapled units issued and outstanding.

As at March 9, 2022, the Trust had 67,508 restricted stapled units (representing the right to receive 67,508 stapled units) and 100,525 performance stapled units (representing the right to receive a maximum of 201,050 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

Distributions

On November 3, 2021, the Trust increased its targeted annualized distribution by 3.3% to $3.10 ($0.2583 cents per month) per stapled unit from $3.00 ($0.2500 cents per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2021 and paid on January 14, 2022.

Monthly distributions declared to stapled unitholders in the three month periods ended December 31, 2021 and 2020 were $49.8 million or 75.8 cents per stapled unit and $44.3 million or 73.4 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2021 and 2020 were $192.6 million or $3.01 per stapled unit and $165.4 million or $2.91 per stapled unit, respectively.

The distributions declared in January 2022 in the amount of $17.0 million or 25.8 cents per stapled unit were paid on February 15, 2022 and the distributions declared in February 2022 of $17.0 million or 25.8 cents per stapled unit will be paid on March 15, 2022.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

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Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2021	2020	2021	2020
Net income	$341.2	$167.6	$1,310.3	$429.9
Cash flows provided by operating activities	53.8	60.3	262.3	249.3
Monthly cash distributions paid and payable	(49.8)	(44.3)	(192.6)	(165.4)
Cash flows from operating activities in excess of distributions paid and payable	$4.0	$16.0	$69.7	$83.9

Monthly distributions for the three month periods and years ended December 31, 2021 and 2020 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2021, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 46,074 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2020 to May 20, 2021.

During the year ended December 31, 2021, there were no stapled unit repurchases under the NCIB. During the year ended December 31, 2020, Granite repurchased 490,952 stapled units at an average stapled unit cost of $50.95 for total consideration of $25.0 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at December 31, 2021, the Trust had

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$1.7 million in letters of credit outstanding. Additionally, as at December 31, 2021, the Trust’s contractual commitments totaled $619.9 million comprised of construction and development projects of $301.9 million and the committed acquisitions of two properties in Indiana, a property in the Netherlands upon completion and three properties in Germany totaling $318.0 million. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 10 and 21 to the audited combined financial statements for the year ended December 31, 2021.

RELATED PARTY TRANSACTIONS

For a discussion of the Trust’s transactions with related parties, refer to note 19 of the audited combined financial statements for the year ended December 31, 2021.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used

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to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI — cash basis and to NOI for the periods presented). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Constant currency same property NOI — cash basis

Constant currency same property NOI — cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI — cash basis as defined above and excluding the impact of foreign currency translation by converting the same property NOI — cash basis denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS — Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI — cash basis for the periods presented).

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the years ended December 31,	2021	2020
Net income	$1,310.3	$429.9
Add (deduct):
Interest expense and other financing costs	47.2	35.8
Interest income	(3.1)	(2.4)
Income tax expense	240.6	69.1
Depreciation and amortization	1.3	1.2
Fair value gains on investment properties, net	(1,298.9)	(273.4)
Fair value losses on financial instruments	1.2	3.4
Loss on sale of investment properties	0.8	0.9
Adjusted EBITDA	$299.4	$264.5

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES — Liquidity”).

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the cross-currency interest rate swaps and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2021	2020	2021	2020
Monthly distributions declared to unitholders	[A]	$49.8	$44.3	$192.6	$165.4
FFO		66.8	59.6	251.3	225.4
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—
FFO adjusted for the above	[B]	$66.8	$59.6	$255.8	$225.4
AFFO		59.2	56.1	235.2	215.7
Add (deduct):
Early redemption premium related to 2021 Debentures		—	—	4.0	—
Accelerated amortization of credit facility deferred finance fees		—	—	0.5	—
AFFO adjusted for the above	[C]	$59.2	$56.1	$239.7	$215.7
FFO payout ratio	[A]/[B]	75%	74%	75%	73%
AFFO payout ratio	[A]/[C]	84%	79%	80%	77%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating

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the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2021. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2021. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are

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additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three months and year ended December 31, 2021. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the audited combined financial statements for the year ended December 31, 2021 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

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Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at December 31, 2021, there are no new accounting standards issued but not yet applicable to the audited combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2021 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the

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maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2021.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s combined financial statements as at and for the year ended December 31, 2021 and whose report is included in the Trust’s annual report for fiscal 2021, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2021. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2021.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2021 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2021.

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QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q4’21	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20	Q2’20	Q1’20
Operating highlights(3)
Revenue	$105.3	$98.3	$94.0	$95.9	$93.2	$87.9	$81.0	$78.1
NOI — cash basis(1)	$85.7	$83.6	$79.9	$79.8	$76.3	$74.5	$71.0	$67.8
Fair value gain on investment properties, net	$349.1	$432.2	$308.0	$209.5	$140.8	$62.1	$34.5	$36.0
Net income attributable to stapled unitholders	$341.3	$421.8	$317.0	$230.2	$167.6	$105.2	$75.7	$81.3
Cash provided by operating activities	$53.7	$79.5	$64.7	$64.3	$60.3	$69.0	$65.2	$54.9
FFO(1)	$66.8	$65.2	$62.2	$57.1	$59.6	$55.5	$53.5	$56.8
AFFO(1)	$59.2	$61.2	$60.1	$54.7	$56.1	$52.7	$51.3	$55.6
FFO payout ratio(2)	75%	76%	76%	75%	74%	76%	75%	69%
AFFO payout ratio(2)	84%	81%	79%	78%	79%	80%	78%	70%

Per unit amounts
Diluted FFO(1)	$1.02	$0.99	$0.99	$0.93	$1.00	$0.96	$0.97	$1.05
Diluted AFFO(1)	$0.90	$0.93	$0.96	$0.89	$0.94	$0.91	$0.93	$1.03
Monthly distributions paid	$0.75	$0.75	$0.75	$0.75	$0.73	$0.73	$0.73	$0.73
Diluted weighted average number of units	65.8	65.8	62.8	61.7	59.5	57.9	54.9	54.1

Financial highlights
Investment properties(4)	$7,971.2	$7,286.3	$6,396.6	$6,003.7	$5,855.6	$5,338.9	$5,097.3	$4,810.0
Assets held for sale	$64.6	$43.2	$—	$—	$—	$—	$—	$—
Cash and cash equivalents	$402.5	$779.0	$678.1	$480.7	$831.3	$539.7	$617.2	$242.1
Total debt(1)	$2,414.0	$2,449.2	$1,936.0	$1,959.5	$2,297.5	$1,814.8	$1,800.5	$1,309.8
Total capital expenditures incurred	$9.9	$14.3	$3.2	$0.5	$13.3	$2.2	$6.2	$3.4
Total leasing costs and tenant improvements incurred	$2.9	$5.8	$0.3	$0.2	$2.1	$1.2	$2.0	$—

Property metrics(4)
Number of income-producing properties	119	114	110	108	108	102	94	85
GLA, square feet	55.1	53.3	51.3	50.4	49.5	45.4	44.3	40.0
Occupancy, by GLA	99.7%	99.2%	99.3%	99.1%	99.6%	98.9%	99.1%	99.0%
Weighted average lease term, years	5.8	5.8	6.0	6.1	6.3	5.9	6.1	6.3

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)	For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)

The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•

Q4’21 — Fair value gains on investment properties of $349.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe.

•

Q3’21 — Fair value gains on investment properties of $432.2 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States and Europe.

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•

Q2’21 — Fair value gains on investment properties of $308.0 million were largely attributable to favourable changes fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as for certain of the Trust’s modern warehouse properties in Europe.

•

Q1’21 — Fair value gains on investment properties of $209.5 million were largely attributable to favourable changes fair market rent assumptions as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as for certain of the Trust’s modern warehouse properties in Europe.

•

Q4’20 — Fair value gains on investment properties of $140.8 million were largely attributable to (i) favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties across the United States and certain warehouse properties in Germany and the Netherlands resulted from a greater market demand for industrial real estate.

•

Q3’20 — Fair value gains on investment properties of $62.1 million were largely attributable to favourable changes in leasing assumptions associated with fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA and across the United States as well as compression in discount and terminal capitalization rates for certain of the Trust’s modern warehouse properties in Germany and the Netherlands.

•

Q2’20 — Fair value gains on investment properties of $34.5 million were largely attributable to (i) the favourable changes in leasing assumptions associated with fair market rent increases for properties located in Canada and (ii) the increase in fair value of the recently developed property in Plainfield, Indiana as a result of executing a full building 10-year lease with a new tenant, marginally offset by an increase in discount rates for certain properties located in Austria due to market conditions and the nature of the tenants and properties in this jurisdiction.

•

Q1’20 — Fair value gains on investment properties of $36.0 million were attributable to various factors including an increase in fair value for the recently acquired property in Dallas, Texas as a result of market confirmation of capitalization rates favourable to initial acquisition metrics of the forward purchase for this modern e-commerce facility, partially offset by an increase in discount rates for properties located in Austria and Germany due to market conditions and the nature of the properties across these jurisdictions.

(4)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of the COVID-19 pandemic, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna

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and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and Whitestown, Indiana and the enhancement to the yields of such properties from such potential expansion and rental growth; the construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2021 dated March 9, 2022, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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Audited Combined Financial Statements

of Granite Real Estate Investment Trust

and Granite REIT Inc.

For the years ended December 31, 2021 and 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the “Trust”) is responsible for the preparation and presentation of the combined financial statements and all information included in the 2021 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management’s best judgement in the circumstances. Financial information as presented elsewhere in the 2021 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust’s assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2021 and based on the framework set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust’s President and Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), has provided a SOX-related certification in connection with the Trust’s annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust’s Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors’ Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust’s internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada,

March 9, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”) as of December 31, 2021 and December 31, 2020, the related combined statements of net income, comprehensive income, unitholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2022, expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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Fair Value of Investment Properties – Refer to Notes 2(d), 2(o) Estimates and Assumptions (i) and 4 of the Financial Statements

Critical Audit Matter Description

The Trust has elected the fair value model for all investment properties and, accordingly, measures all investment properties at fair value subsequent to initial recognition on the balance sheet. The Trust primarily uses a discounted cash flow model to estimate the fair value of investment properties. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices.

While there are several assumptions that are required to determine the fair value of all investment properties, the critical assumptions with the highest degree of subjectivity and impact on fair values are the expected future market rental rates, discount rates and capitalization rates, otherwise referred to herein as terminal capitalization rates. Auditing these critical assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future market rental rates, discount rates and terminal capitalization rates used to determine the fair value of the investment properties included the following, among others:

•

Evaluated the effectiveness of controls over determining investment properties’ fair value, including those over the determination of the expected future market rental rates, the discount rates and terminal capitalization rates.

•

Evaluated the reasonableness of management’s forecast of expected future market rental rates by comparing management’s forecasts with historical results, internal communications to management and the Board of Trustees and contractual information, where applicable.

•

With the assistance of our fair value specialists, evaluated the reasonableness of management’s forecast of expected future market rental rates, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 9, 2022

We have served as the Trust’s auditor since 2012.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and subsidiaries and Granite REIT Inc. (collectively, the “Trust”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined financial statements as at and for the year ended December 31, 2021, of the Trust and our report dated March 9, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 9, 2022

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Combined Balance Sheets

(Canadian dollars in thousands)

As at December 31,	Note	2021	2020
ASSETS

Non-current assets:
Investment properties	4	$7,971,158	$5,855,583
Construction funds in escrow	6	—	8,402
Acquisition deposits	21	26,053	—
Deferred tax assets	14(c)	4,452	4,730
Fixed assets, net		2,486	3,290
Cross currency interest rate swaps	7(b)	62,768	28,676
Loan receivable	6	10,471	—
Other assets	6	2,780	948
		8,080,168	5,901,629

Current assets:
Assets held for sale	5	64,612	—
Accounts receivable		10,771	6,746
Income taxes receivable		1,437	915
Prepaid expenses and other		7,196	6,902
Cash and cash equivalents	16(d)	402,513	831,280
Total assets		$8,566,697	$6,747,472

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	7(a)	$2,425,089	$1,928,252
Cross currency interest rate swaps	7(b)	18,624	97,311
Secured debt	8	763	—
Long-term portion of lease obligations	9	31,645	32,944
Deferred tax liabilities	14(c)	604,667	392,841
		3,080,788	2,451,348

Current liabilities:
Unsecured debt, net	7(a)	—	249,870
Cross currency interest rate swaps	7(b)	—	16,953
Deferred revenue	10	12,099	11,276
Accounts payable and accrued liabilities	10	113,244	61,197
Distributions payable	11	16,969	15,422
Short-term portion of lease obligations	9	505	829
Income taxes payable		21,558	18,373
Total liabilities		3,245,163	2,825,268

Equity:
Stapled unitholders’ equity	12	5,318,653	3,920,069
Non-controlling interests		2,881	2,135
Total equity		5,321,534	3,922,204
Total liabilities and equity		$8,566,697	$6,747,472

Commitments and contingencies (note 21)	On behalf of the Boards:
See accompanying notes
	/s/ Kelly Marshall	/s/ Gerald J. Miller
	Director/Trustee	Director/Trustee

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Combined Statements of Net Income

(Canadian dollars in thousands)

Years ended December 31,	Note	2021	2020
Rental revenue	13(a)	$393,488	$340,199
Property operating costs	13(b)	60,812	47,164
Net operating income		332,676	293,035

General and administrative expenses	13(c)	38,400	32,203
Depreciation and amortization		1,320	1,151
Interest income		(3,109)	(2,372)
Interest expense and other financing costs	13(d)	47,226	35,839
Foreign exchange gains, net		(5,110)	(3,671)
Fair value gains on investment properties, net	4	(1,298,865)	(273,437)
Fair value losses on financial instruments, net	13(e)	1,214	3,402
Loss on sale of investment properties, net	5	761	901
Income before income taxes		1,550,839	499,019
Income tax expense	14	240,567	69,092
Net income		$1,310,272	$429,927

Net income attributable to:
Stapled unitholders		$1,309,937	$429,804
Non-controlling interests		335	123
		$1,310,272	$429,927

See accompanying notes

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Combined Statements of Comprehensive Income

(Canadian dollars in thousands)

Years ended December 31,	Note		2021	2020
Net income			$1,310,272	$429,927

Other comprehensive (loss) income:
Foreign currency translation adjustment(1)			(136,194)	24,839
Unrealized gain (loss) on net investment hedges, includes income taxes of nil(1)	7	(b)	112,235	(45,093)
Total other comprehensive loss			(23,959)	(20,254)
Comprehensive income			$1,286,313	$409,673
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective (note 2(h)).
Comprehensive income attributable to:
Stapled unitholders			$1,285,988	$409,514
Non-controlling interests			325	159
			$1,286,313	$409,673

See accompanying notes

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Combined Statements of Unitholders’ Equity

(Canadian dollars in thousands)

Year Ended December 31, 2021
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2021	61,688	$3,139,194	$53,326	$631,649	$95,900	$3,920,069	$2,135	$3,922,204
Net income	—	—	—	1,309,937	—	1,309,937	335	1,310,272
Other comprehensive loss	—	—	—	—	(23,949)	(23,949)	(10)	(23,959)
Stapled unit offering, net of issuance costs (note 12(d))	3,979	303,060	—	—	—	303,060	—	303,060
Distributions (note 11)	—	—	—	(192,628)	—	(192,628)	(154)	(192,782)
Contributions from non-controlling interests	—	—	—	—	—	—	575	575
Units issued under the stapled unit plan (note 12(b))	27	2,164	—	—	—	2,164	—	2,164
As at December 31, 2021	65,694	$3,444,418	$53,326	$1,748,958	$71,951	$5,318,653	$2,881	$5,321,534

Year Ended December 31, 2020
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders’ equity	Non- controlling interests	Equity
As at January 1, 2020	54,052	$2,608,050	$54,654	$367,249	$116,190	$3,146,143	$1,967	$3,148,110
Net income	—	—	—	429,804	—	429,804	123	429,927
Other comprehensive (loss) income	—	—	—	—	(20,290)	(20,290)	36	(20,254)
Stapled unit offering, net of issuance costs (note 12(d))	8,096	552,857	—	—	—	552,857	—	552,857
Distributions (note 11)	—	—	—	(165,404)	—	(165,404)	(170)	(165,574)
Contributions from non-controlling interests	—	—	—	—	—	—	179	179
Units issued under the stapled unit plan (note 12(b))	31	1,977	—	—	—	1,977	—	1,977
Units repurchased for cancellation (note 12(c))	(491)	(23,690)	(1,328)	—	—	(25,018)	—	(25,018)
As at December 31, 2020	61,688	$3,139,194	$53,326	$631,649	$95,900	$3,920,069	$2,135	$3,922,204

See accompanying notes

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Combined Statements of Cash Flows

(Canadian dollars in thousands)

Years ended December 31,	Note	2021	2020
OPERATING ACTIVITIES

Net income		$1,310,272	$429,927
Items not involving operating cash flows	16(a)	(1,051,650)	(199,581)
Current income tax expense	14(a)	11,619	6,591
Income taxes paid		(7,669)	(5,679)
Interest expense		41,591	34,048
Interest paid		(40,483)	(32,654)
Changes in working capital balances	16(b)	(1,416)	16,641
Cash provided by operating activities		262,264	249,293

INVESTING ACTIVITIES

Investment properties:
Property acquisitions	3	(925,901)	(1,045,659)
Working capital acquired on acquisitions		454	(7,006)
Proceeds from disposals, net	4, 5	35,428	42,508
Leasing commissions paid		(6,244)	(2,953)
Tenant allowances paid		(821)	(2,019)
Additions to income-producing properties		(28,003)	(22,983)
Additions to properties under development		(71,168)	(40,613)
Construction funds released from escrow	6	8,341	8,622
Loan receivable advances	6	(10,455)	—
Acquisition deposits paid		(26,466)	—
Fixed asset additions		(589)	(1,691)
Cash used in investing activities		(1,025,424)	(1,071,794)

FINANCING ACTIVITIES

Monthly distributions paid		(191,082)	(163,064)
Proceeds from secured debt	8	774	—
Proceeds from unsecured debentures, net of financing costs		497,289	994,185
Repayment of lease obligations	9	(748)	(638)
Repayment of unsecured debt, including early redemption premium	7(a)	(253,963)	—
Settlement of cross currency interest rate swap	7(a)	(18,787)	—
Financing costs paid	6	(2,914)	(30)
Distributions to non-controlling interests		(154)	(170)
Proceeds from stapled unit offerings, net of issuance costs	12(d)	303,060	552,932
Repurchase of stapled units	12(c)	—	(25,018)
Cash provided by financing activities		333,475	1,358,197
Effect of exchange rate changes on cash and cash equivalents		918	(3,093)
Net (decrease) increase in cash and cash equivalents during the year		(428,767)	532,603
Cash and cash equivalents, beginning of year		831,280	298,677
Cash and cash equivalents, end of year		$402,513	$831,280

See accompanying notes

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Notes to Combined Financial Statements

(All amounts in thousands of Canadian dollars unless otherwise noted)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together “Granite” or the “Trust”) are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 9, 2022.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below were applied consistently to all periods presented in these combined financial statements.

(a)	Basis of Presentation and Statement of Compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

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All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)	Trust Units

The stapled units are redeemable at the option of the holder and, therefore, are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are, therefore, presented as equity on the combined balance sheets.

(d)	Investment Properties

The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

Income-Producing Properties

The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(l)), tenant incentives and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs, and the carrying amount of the property and is recognized in net income in the period of disposal.

Properties Under Development

The Trust’s development properties are classified as such until the property is substantially completed and available for occupancy. The initial cost of properties under development includes the acquisition cost of the land and direct development or expansion costs, including construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust’s average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property, if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are wholly attributable to a project are capitalized as incurred.

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If considered reliably measurable, properties under development are carried at fair value. Properties under development are measured at cost if fair value is not reliably measurable. In determining the fair value of properties under development consideration is given to, among other things, remaining construction costs, development risk, the stage of project completion and the reliability of cash inflows after project completion.

(e)	Business Combinations

The Trust accounts for property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the purpose of providing a return to the unitholders. In accordance with IFRS 3, Business Combinations, the acquired set of activities and assets in an acquisition must include an input and a substantive process to qualify as a business. IFRS 3 amendments, effective January 1, 2020, provide for an optional concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are initially measured at fair value at the acquisition date.

The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Acquisition related costs are expensed as incurred.

Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in net income.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration transferred is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)	Assets Held for Sale

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale and the sale is highly probable to occur within one year.

(g)	Foreign Currency Translation

The assets and liabilities of the Trust’s foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

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In preparing the financial statements of each entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

•	The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks are recognized in other comprehensive income;

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

•	Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction are recognized in investment properties.

(h)	Financial Instruments and Hedging

Financial Assets and Financial Liabilities

The following summarizes the Trust’s classification and measurement basis of its financial assets and liabilities:

Classification and Measurement Basis
Financial assets
Construction funds in escrow	Amortized Cost
Long-term receivables included in other assets	Amortized Cost
Cross currency interest rate swaps	Fair Value
Loan receivable	Amortized Cost
Accounts receivable	Amortized Cost
Foreign exchange derivative contracts	Fair Value
Cash and cash equivalents	Amortized Cost

Financial liabilities
Unsecured debentures, net	Amortized Cost
Unsecured term loans, net	Amortized Cost
Secured debt	Amortized Cost
Cross currency interest rate swaps	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange derivative contracts	Fair Value
Distributions payable	Amortized Cost

The Trust recognizes an allowance for expected credit losses (“ECL”) for financial assets measured at amortized cost. The impact of the credit loss modeling process is summarized as follow:

•

The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

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•

The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

For financial liabilities measured at amortized cost, the liability is amortized using the effective interest rate method. Under the effective interest rate method, any transaction fees, costs, discounts and premiums directly related to the financial liabilities are recognized in net income over the expected life of the obligation.

In regards to modifications to financial liabilities, when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability as a result of the modification or exchange is recognized in net income.

Derivatives and Hedging

Derivative instruments, such as the cross currency interest rate swaps, foreign exchange forward contracts and collars, are recorded in the combined balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the combined statements of net income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(i)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(j)	Fixed Assets

Fixed assets include computer hardware and software, furniture and fixtures and leasehold improvements, which are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease. Fixed assets also include right-of-use assets identified in accordance with IFRS 16, Leases. Refer to note 2(k) for the measurement basis of right-of-use assets.

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(k)	Leases

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date, in accordance with IFRS 16, Leases. The Trust accounts for its right-of-use assets that do not meet the definition of investment property as fixed assets. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is initially measured at cost and subsequently measured at fair value (note 2(d)).

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

(l)	Revenue Recognition

Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust’s rental properties have been transferred to its tenants, the Trust’s leases are accounted for as finance leases. All of the Trust’s current leases are operating leases.

Revenue from investment properties include base rents earned from tenants under lease agreements, property tax and operating cost recoveries and other incidental income. Rents from tenants may contain rent escalation clauses or free rent periods which are recognized in revenue on a straight-line basis over the term of the lease. The difference between the revenue recognized and the contractual rent is included in investment properties as straight-line rents receivable. In addition, tenant incentives including cash allowances provided to tenants are recognized as a reduction in rental revenue on a straight-line basis over the term of the lease where it is determined that the tenant fixturing has no benefit to the property beyond the existing tenancy. Property tax and operating cost recoveries from tenants are recognized as revenue in the period in which applicable costs are incurred.

(m)	Unit-Based Compensation Plans

Incentive Stock Option Plan

Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability is recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

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Executive Deferred Stapled Unit Plan

The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized in general and administrative expenses with a corresponding liability recognized based upon the fair value of the Trust’s stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, for grants with no performance criteria, the liability is adjusted for changes in the market value of the Trust’s stapled unit, and for grants with performance criteria the liability is measured at fair value using the Monte Carlo simulation model (note 12), with both such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

Director/Trustee Deferred Share Unit Plan

The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur. The liability balance is settled for cash when a director/trustee ceases to be a member of the Board.

(n)	Income Taxes

Operations in Canada

Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the “Act”) and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

The Trust’s qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties.

Operations in the United States

The Trust’s investment property operations in the United States are conducted in a qualifying United States REIT (“US REIT”) for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

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Operations in Europe

The Trust consolidates certain entities that continue to be subject to income tax.

Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

Current Income Tax

The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

Deferred Income Tax

Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported on the combined financial statements. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that deductions, tax credits or tax losses will be utilized.

Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authority in either the same taxable entity or different taxable entities within the same reporting group that settle on a net basis.

(o)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes.

Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

Judgments

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

(i)	Leases

The Trust’s policy for revenue recognition is described in note 2(l). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

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(ii)	Investment properties

The Trust’s policy relating to investment properties is described in note 2(d). In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

(iii)	Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities include the following:

(i)	Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 for further information on the estimates and assumptions made by management.

(ii)	Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

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(iii)	Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, the interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

(p)	Future Accounting Policy Changes

As at December 31, 2021, there are no new accounting standards issued but not yet applicable to the combined financial statements.

(q)	COVID-19 Pandemic

The coronavirus disease (“COVID-19”) pandemic has resulted in governments across Granite’s operating markets enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility during this time. Governments across the globe have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Granite is continuing to monitor the impact of the COVID-19 pandemic on its business, liquidity and results of operations.

During the years ended December 31, 2021 and 2020, there has not been any significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Throughout the pandemic thus far, Granite has not realized any negative impacts on rent collections and therefore has not recognized any provisions for uncollected rent at this time as a result of COVID-19. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the years ended December 31, 2021 and 2020 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio.

Granite continues to review its future cash flow projections and the valuation of its investment properties in light of the COVID-19 pandemic. The carrying value of Granite’s investment properties reflects its best estimate for the highest and best use as at December 31, 2021 (note 4). The duration of the COVID-19 pandemic, and the potential for further waves of new infections in the markets where Granite operates that could lead to additional emergency measures, cannot be predicted. As such, the length and full scope of the economic impact of COVID-19 and other consequential changes it will have on Granite’s business and operations in the long-term cannot be forecasted with certainty at this time. Certain aspects of Granite’s business and operations that could potentially be impacted include rental income, occupancy, capital expenditures, future demand for space and market rents, all of which ultimately impact the underlying valuation of investment properties.

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3. ACQUISITIONS

During the years ended December 31, 2021 and 2020, Granite made the following property acquisitions:

2021 Acquisitions

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Income-producing properties:
3090 Highway 42(1)	Locust Grove, GA	March 12, 2021	$85,138	$401	$85,539
3801 Rock Creek Blvd.	Joliet, IL	June 25, 2021	30,247	75	30,322
3900 Rock Creek Blvd.	Joliet, IL	June 25, 2021	34,673	85	34,758
1695-1701 Crossroads Dr.	Joliet, IL	June 25, 2021	50,657	118	50,775

US Portfolio (four properties):
1243 Gregory Dr. 60 Logistics Blvd. 8740 South Crossroads Dr. 12577 State Line Rd.	Antioch, IL Richwood, KY Olive Branch, MS Olive Branch, MS	September 3, 2021	243,697	337	244,034
1600 Rock Creek Blvd.	Joliet, IL	September 7, 2021	20,705	616	21,321
Sophialaan 5	Utrecht, Netherlands	September 17, 2021	42,125	3,432	45,557
100 Ronson Dr.	Toronto, ON	December 13, 2021	18,436	818	19,254
110 Ronson Dr.	Toronto, ON	December 13, 2021	16,164	1,001	17,165
115 Sinclair Blvd.	Brantford, ON	December 17, 2021	66,000	1,491	67,491
Hazeldonk 6520 – 6524	Breda, Netherlands	December 17, 2021	87,931	7,030	94,961
Hazeldonk 6526 – 6530	Breda, Netherlands	December 17, 2021	54,699	4,373	59,072
5400 E. 500 S.(2)	Whitestown, IN	December 22, 2021	87,478	212	87,690
			837,950	19,989	857,939

Properties under development:
2120 Logistics Way	Murfreesboro, TN	June 30, 2021	17,308	213	17,521
Highway 109	Lebanon, TN	September 8, 2021	6,505	67	6,572
			23,813	280	24,093

Development land:
375/395 Hardy Rd.	Brantford, ON	August 16, 2021	62,201	1,491	63,692
			$923,964	$21,760	$945,724

(1)

The Trust acquired the leasehold interest in the property which resulted in the recognition of a right-of-use asset, including transaction costs, of $85,539. The Trust will acquire freehold title to the property on December 1, 2028.

(2)	The property purchase price includes a tenant allowance of $8.1 million (US$6.3 million) which is unpaid as of December 31, 2021.

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2020 Acquisitions

Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost
Property under development:
Aquamarijnweg 2(1)	Bleiswijk, Netherlands	March 13, 2020	$35,632	$145	$35,777

Income-producing properties:
Oude Graaf 15	Weert, Netherlands	May 1, 2020	31,910	253	32,163
De Kroonstraat 1(2)	Tilburg, Netherlands	July 1, 2020	71,716	710	72,426
Francis Baconstraat 4	Ede, Netherlands	July 1, 2020	21,403	178	21,581
8995 Airport Rd.	Brampton, ON	September 1, 2020	22,173	593	22,766
555 Beck Cres.	Ajax, ON	September 30, 2020	15,350	407	15,757
8500 Tatum Rd.(3)	Palmetto, GA	November 12, 2020	105,184	189	105,373
Industrieweg 15	Voorschoten, Netherlands	November 20, 2020	24,577	1,708	26,285
Zuidelijke Havenweg 2	Hengelo, Netherlands	December 4, 2020	46,226	2,882	49,108
Beurtvaartweg 2-4, Sprengenweg 1-2	Nijmegen, Netherlands	December 18, 2020	39,067	2,531	41,598
12 Tradeport Rd.	Hanover Township, PA	December 22, 2020	174,722	2,212	176,934
250 Tradeport Rd.	Nanticoke, PA	December 22, 2020	79,776	1,074	80,850

Midwest portfolio (five properties):
6201 Green Pointe Dr. S. 8779 Le Saint Dr. 8754 Trade Port Dr. 445 Airtech Pkwy.	Groveport, OH Hamilton, OH West Chester, OH Indianapolis, IN	June 18, 2020	177,647	801	178,448
5415 Centerpoint Pkwy.	Obetz, OH	July 8, 2020	45,092	256	45,348

Memphis portfolio (three properties):
4460 E. Holmes Rd. 4995 Citation Dr. 8650 Commerce Dr.	Memphis, TN Memphis, TN Southaven, MS	June 18, 2020	111,590	497	112,087

Mississauga portfolio (four properties):
5600, 5610, 5620 and 5630 Timberlea Blvd.	Mississauga, ON	September 28, 2020	19,450	444	19,894
			985,883	14,735	1,000,618

Development land:
5005 Parker Henderson Rd.	Fort Worth, TX	June 8, 2020	8,932	332	9,264
			$1,030,447	$15,212	$1,045,659

(1)

The development in Bleiswijk, Netherlands was completed in September 2020 and subsequently transferred to income-producing properties. The property purchase price includes a tenant allowance of $6.8 million (€4.4 million) paid in September 2020 associated with the acquisition.

(2)	Excludes construction costs and holdbacks of $12.4 million (€8.1million) related to a 0.1 million square foot expansion paid during the fourth quarter of 2020.
(3)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset, including transaction costs, of $105,373. The Trust will acquire freehold title to the property on December 1, 2029.

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During the year ended December 31, 2021, transaction costs of $21.5 million (2020 — $15.2 million), which included land transfer taxes, and legal and advisory costs, were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value gains on investment properties on the combined statements of net income as a result of measuring the properties at fair value.

4. INVESTMENT PROPERTIES

As at December 31,	2021	2020
Income-producing properties	$7,727,368	$5,786,338
Properties under development	162,817	31,488
Land held for development	80,973	37,757
	$7,971,158	$5,855,583

Changes in investment properties are shown in the following table:

Years Ended December 31,	2021			2020
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development
Balance, beginning of year	$5,786,338	$31,488	$37,757	$4,377,623	$51,310	$28,966
Maintenance or improvements	10,897	—	—	3,997	—	—
Leasing commissions	2,456	3,298	—	3,449	—	—
Tenant allowances	3,439	—	—	1,784	—	—
Developments or expansions	8,726	88,729	1,906	12,582	39,083	458
Acquisitions (note 3)	857,939	24,093	63,692	1,000,618	35,777	9,264
Costs to complete acquired property (note 6)	8,344	—	—	8,622	—	—
Disposals (note 5)	(36,793)	—	—	(31,276)	—	—
Transfer to properties under development	—	16,812	(16,812)	—	—	—
Transfer to income-producing properties	—	—	—	97,733	(97,733)	—
Amortization of straight-line rent	8,889	—	—	8,842	—	—
Amortization of tenant allowances	(5,105)	—	—	(5,321)	—	—
Other changes	350	—	—	(16)	—	—
Fair value gains (losses), net	1,300,499	(280)	(1,354)	273,914	(145)	(332)
Foreign currency translation, net	(157,468)	(1,323)	(747)	33,787	3,196	(599)
Classified as assets held for sale (note 5)	(61,143)	—	(3,469)	—	—	—
Balance, end of year	$7,727,368	$162,817	$80,973	$5,786,338	$31,488	$37,757

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties

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under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

Refer to note 2(q) for a discussion of the impact of the COVID-19 pandemic on the Trust’s business and operations, including the valuation of investment properties.

Included in investment properties is $35.7 million (December 31, 2020 — $27.2 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 21).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases as at December 31, 2021 are as follows:

2022	$357,327
2023	334,660
2024	255,396
2025	231,666
2026	199,784
2027 and thereafter	975,598
$2,354,431

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Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2021(1)			2020
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	5.14%	6.50%	4.50%	5.71%	6.25%	5.25%
Terminal capitalization rate	4.54%	5.75%	4.00%	5.22%	5.50%	4.75%

United States
Discount rate	5.54%	9.25%	4.75%	6.18%	9.25%	5.00%
Terminal capitalization rate	4.79%	8.50%	3.75%	5.58%	8.50%	4.75%

Germany
Discount rate	6.48%	9.75%	4.90%	6.85%	9.00%	5.50%
Terminal capitalization rate	5.38%	8.75%	3.90%	5.83%	8.25%	4.50%

Austria
Discount rate	8.28%	9.50%	7.90%	8.58%	10.50%	8.25%
Terminal capitalization rate	7.16%	7.65%	6.65%	7.47%	9.75%	7.00%

Netherlands
Discount rate	4.44%	6.25%	3.60%	4.99%	6.25%	4.40%
Terminal capitalization rate	4.94%	7.40%	3.80%	5.58%	7.40%	4.80%

Other
Discount rate	N/A	N/A	N/A	7.32%	7.50%	7.00%
Terminal capitalization rate	N/A	N/A	N/A	6.97%	9.75%	6.00%

Total
Discount rate	5.67%	9.75%	3.60%	6.38%	10.50%	4.40%
Terminal capitalization rate	5.03%	8.75%	3.75%	5.82%	9.75%	4.50%

(1)	Excludes assets held for sale (note 5).
(2)	Weighted based on income-producing property fair value.

The table below summarizes the sensitivity of the fair value of income-producing properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$7,427,244	$(300,124)	$7,249,199	$(478,169)
+25 basis points	7,575,460	(151,908)	7,476,136	(251,232)
Base rate	7,727,368	—	7,727,368	—
-25 basis points	7,882,953	155,585	8,006,996	279,628
-50 basis points	$8,042,436	$315,068	$8,320,427	$593,059

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5. ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At December 31, 2021, two income-producing properties and one piece of land located in Czech Republic and Poland having a total fair value of $64.6 million are classified as assets held for sale. At December 31, 2020, there were no investment properties classified as assets held for sale.

Dispositions

During the year ended December 31, 2021, Granite disposed of three properties located in the United Kingdom and Austria. The details of the disposed properties are as follows:

Property	Location	Date disposed	Sale price
Hedera Road, Ravensbank Business Park	Redditch, United Kingdom	January 28, 2021	$10,550
Puchberger Straße 267	Weikersdorf, Austria	June 30, 2021	13,230
Götzendorfer Straße 3-5	Ebergassing, Austria	November 30, 2021	13,013
			$36,793

During the year ended December 31, 2020, Granite disposed of three properties located in Canada and Spain for gross proceeds totaling $31.3 million.

During the year ended December 31, 2021, Granite incurred $0.8 million (2020 — $0.9 million) of broker commissions and legal and advisory costs associated with the disposals which are included in loss on sale of investment properties, net, on the combined statements of net income.

6. NON-CURRENT ASSETS

Construction Funds In Escrow

On November 19, 2019, Granite acquired a developed property located at 1301 Chalk Hill Road, Dallas, Texas which had outstanding construction work. Consequently, $20.5 million (US$15.5 million) of the purchase price was placed in escrow to pay for the remaining construction costs. The funds are released from escrow as the construction is completed. As construction is completed, the construction costs are capitalized to the cost of the investment property. During the year ended December 31, 2021, $8.3 million (US$6.6 million) was released from escrow and capitalized to the property (note 4) (2020 — $8.6 million (US$6.3 million)). As at December 31, 2021, there was no outstanding balance in escrow (2020 — $8.4 million (US$6.6 million)).

Loan Receivable

During the year ended December 31, 2021, Granite advanced $10.5 million (US$8.3 million) by means of a loan to the developer of two industrial properties being constructed in Indiana, United States. The loan has a maximum draw amount of $69.6 million (US$55.0 million). The loan, due upon completion of the development which is expected to be in late 2022, is secured by the properties under construction and related land.

On September 1, 2021, Granite entered into a purchase and sale agreement with the developer to acquire the two properties upon completion for $98.1 million (US$77.5 million) plus estimated leasing costs and sustainability features of $8.6 million (US$6.8 million), subject to customary closing conditions.

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Other Assets

As at December 31,	2021	2020
Deferred financing costs associated with the revolving credit facility	$2,472	$599
Long-term receivables	308	349
	$2,780	$948

On March 31, 2021, the Trust amended its existing unsecured revolving credit facility agreement to extend the existing maturity date from February 1, 2023 to March 31, 2026 and increased its borrowing capacity under the credit facility from $0.5 billion to $1.0 billion (note 10), resulting in financing costs of $2.9 million being incurred. In addition, during the year ended December 31, 2021, Granite recorded an acceleration of $0.5 million amortization for its original credit facility’s financing costs (note 13(d)) (2020 — nil).

7. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS

(a)	Unsecured Debentures and Term Loans, Net

As at December 31,		2021		2020
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2021 Debentures	July 5, 2021	$—	$—	$249,870	$250,000
2023 Debentures	November 30, 2023	399,387	400,000	399,066	400,000
2027 Debentures	June 4, 2027	497,618	500,000	497,179	500,000
2028 Debentures	August 30, 2028	497,420	500,000	—	—
2030 Debentures	December 18, 2030	497,317	500,000	497,060	500,000
2024 Term Loan	December 19, 2024	233,740	234,136	235,419	235,949
2026 Term Loan	December 11, 2026	299,607	300,000	299,528	300,000
		$2,425,089	$2,434,136	$2,178,122	$2,185,949

(1)

The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are recorded in interest expense.

As at December 31,	2021	2020
Unsecured Debentures and Term Loans, Net
Non-current	$2,425,089	$1,928,252
Current	—	249,870
	$2,425,089	$2,178,122

2021 Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership (“Granite LP”), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures was payable semi-annually in arrears on January 5 and July 5 of each year. Deferred financing costs of $1.6 million were incurred and recorded as a reduction against the principal owing.

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The 2021 Debentures were redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021.

On January 4, 2021, Granite LP redeemed in full the outstanding $250.0 million aggregate principal amount of the 2021 Debentures. Granite incurred early redemption premium of $4.0 million, which was recorded in interest expense and other financing costs in the combined statement of net income (note 13(d)). In conjunction with the redemption, the 2021 Cross Currency Interest Rate Swap was terminated on January 4, 2021, and the related mark to market liability of $18.8 million was settled.

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”) at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. Deferred financing costs of $2.2 million were incurred and recorded as a reduction against the principal owing.

The 2023 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of November 30, 2023.

2027 Debentures

On June 4, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the “2027 Debentures”). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2027 Debentures and are recorded as a reduction against the principal owing.

The 2027 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2027 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2027 Debenture, a price equal to which, if the 2027 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 65.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of June 4, 2027. Granite also has the option to redeem the 2027 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of June 4, 2027.

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2028 Debentures

On August 30, 2021, Granite LP issued at par $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. Deferred financing costs of $2.7 million were incurred in connection with the issuance of the 2028 Debentures and are recorded as a reduction against the principal owing.

The 2028 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2028 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2028 Debenture, a price equal to which, if the 2028 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 28.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of August 30, 2028. Granite also has the option to redeem the 2028 Debentures at par plus any accrued and unpaid interest within two months of the maturity date of August 30, 2028.

2030 Debentures

On December 18, 2020, Granite LP issued at par $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the “2030 Debentures”). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. Deferred financing costs of $3.0 million were incurred in connection with the issuance of the 2030 Debentures and are recorded as a reduction against the principal owing.

The 2030 Debentures are redeemable, in whole or in part, at Granite’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2030 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2030 Debenture, a price equal to which, if the 2030 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 39.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 18, 2030. Granite also has the option to redeem the 2030 Debentures at par plus any accrued and unpaid interest within three months of the maturity date of December 18, 2030.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. Deferred financing costs of $0.8 million were incurred and are recorded as a reduction against the principal owing.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was terminated on September 24, 2019 and blended into a new cross currency interest rate swap (note 7(b)).

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2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. Deferred financing costs of $1.5 million were incurred and are recorded as a reduction against the principal owing.

In conjunction with the extension, the previously existing cross currency interest rate swap associated with the term facility was settled on November 27, 2019 and a new cross currency interest rate swap was entered into (note 7(b)).

The 2021 Debentures, 2023 Debentures, 2027 Debentures, 2028 Debentures, 2030 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of Granite LP’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

(b)	Cross Currency Interest Rate Swaps

As at December 31,	2021	2020
Financial assets at fair value
2027 Cross Currency Interest Rate Swap	$28,752	$28,676
2030 Cross Currency Interest Rate Swap	26,172	—
2026 Cross Currency Interest Rate Swap	7,844	—
	$62,768	$28,676
Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$—	$16,953
2023 Cross Currency Interest Rate Swap	6,551	36,540
2028 Cross Currency Interest Rate Swap	7,017	—
2030 Cross Currency Interest Rate Swap	—	10,545
2024 Cross Currency Interest Rate Swap	5,056	25,370
2026 Cross Currency Interest Rate Swap	—	24,856
	$18,624	$114,264

As at December 31,	2021	2020
Financial assets at fair value
Non-current	$62,768	$28,676
Current	—	—
	$62,768	$28,676
Financial liabilities at fair value
Non-current	$18,624	$97,311
Current	—	16,953
	$18,624	$114,264

On July 3, 2014, Granite LP entered into a cross currency interest rate swap (the “2021 Cross Currency Interest Rate Swap”) to exchange the 3.788% semi-annual interest payments from the

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2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. On January 4, 2021, the 2021 Cross Currency Interest Rate Swap was terminated in conjunction with the redemption of the 2021 Debentures (note 7(a)).

On December 20, 2016, Granite LP entered into a cross currency interest rate swap (the “2023 Cross Currency Interest Rate Swap”) to exchange the 3.873% semi-annual interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On September 24, 2019, in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the “2024 Cross Currency Interest Rate Swap”) to exchange the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the 2024 Cross Currency Interest Rate Swap, Granite LP will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024.

On November 27, 2019, also in conjunction with a refinancing, Granite LP entered into a new cross currency interest rate swap (the “2026 Cross Currency Interest Rate Swap”) to exchange the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026.

On June 4, 2020, Granite LP entered into a cross currency interest rate swap (the “2027 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 3.062% semi-annual interest payments from the 2027 Debentures for US$370.3 million and US dollar denominated interest payments at a 2.964% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$370.3 million in exchange for which it will receive $500.0 million on June 4, 2027.

On December 18, 2020, Granite LP entered into a cross currency interest rate swap (the “2030 Cross Currency Interest Rate Swap”) to exchange the 2.378% semi-annual interest payments from the 2030 Debentures for Euro denominated interest payments at a 1.045% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of €319.4 million in exchange for which it will receive $500.0 million on December 18, 2030.

On August 30, 2021, Granite LP entered into a cross currency interest rate swap (the “2028 Cross Currency Interest Rate Swap”) to exchange the $500.0 million proceeds and the 2.194% semi-annual interest payments from the 2028 Debentures for US$397.0 million and US dollar denominated interest payments at a 2.096% fixed interest rate. In addition, under the terms of the swap, Granite LP will pay principal proceeds of US$397.0 million in exchange for which it will receive $500.0 million on August 30, 2028. On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536% (note 22(c)).

The cross currency interest rate swaps are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive income. For the year ended December 31, 2021, the Trust has assessed the net

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investment hedge associated with each cross currency interest rate swap, except for the 2021 Cross Currency Interest Rate Swap and a portion of the 2024 Cross Currency Interest Rate Swap, to be effective.

On December 18, 2020, as a result of the designation of the 2030 Cross Currency Interest Rate Swap, the Trust de-designated the 2021 Cross Currency Interest Rate Swap. Since the Trust did not employ hedge accounting for the 2021 Cross Currency Interest Rate Swap from the period January 1 to January 3, 2021, a fair value loss of $0.7 million is recognized in fair value losses on financial instruments, net (note 13(e)) in the combined statement of net income.

With the refinancing of the 2024 Term Loan in 2019, the Trust has assessed only the foreign exchange movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap to be effective. Accordingly, the change in fair value relating to foreign exchange movements on the 2024 Cross Currency Interest Rate Swap is recorded in other comprehensive income. For the year ended December 31, 2021, since there is no effective hedge for the interest and other movements associated with the fair value change of the 2024 Cross Currency Interest Rate Swap, a fair value gain of $2.1 million is recognized in fair value losses on financial instruments, net (note 13(e)) in the combined statement of net income.

The Trust has elected to record the differences resulting from the lower interest rates associated with the cross currency interest rate swaps in the combined statements of net income.

8. SECURED DEBT

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Texas, United States. The loan has a maximum draw amount of $56.1 million (US$44.3 million) and is secured by the property under construction and related land. The loan matures on December 17, 2023 and bears interest at the US prime rate minus 90 basis points. Granite also has the option to extend the maturity date to December 17, 2024, subject to certain terms and conditions. As at December 31, 2021, the balance of the loan is $0.8 million (US$0.6 million) (2020 — nil).

9. LEASE OBLIGATIONS

As at December 31, 2021, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations.

Future minimum lease payments relating to the right-of-use assets as at December 31, 2021 in aggregate for the next five years and thereafter are as follows:

2022	$505
2023	318
2024	292
2025	259
2026	231
2027 and thereafter	30,545
$32,150

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During the year ended December 31, 2021, the Trust recognized $1.6 million (2020 — $1.6 million) of interest expense related to lease obligations (note 13(d)).

10. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On March 31, 2021, the Trust amended its existing unsecured revolving credit facility agreement to extend the existing maturity date of February 1, 2023 to March 31, 2026. In addition, the credit facility’s limit increased from $0.5 billion to $1.0 billion. Draws on the credit facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The credit facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. As at December 31, 2021, the Trust had no amounts drawn (2020 — nil) from the credit facility and $1.7 million (2020 — $1.0 million) in letters of credit issued against the facility.

Accounts Payable and Accrued Liabilities

As at December 31,	2021	2020
Accounts payable	$5,400	$3,849
Commodity tax payable	8,385	4,337
Tenant security deposits	6,822	6,327
Employee unit-based compensation	11,525	7,118
Trustee/director unit-based compensation	8,935	5,219
Accrued salaries, incentives and benefits	5,875	5,783
Accrued interest payable	7,235	7,956
Accrued construction costs	24,399	6,285
Accrued professional fees	1,641	2,452
Acquisition related liabilities	19,579	634
Accrued property operating costs	5,768	8,878
Other tenant related liabilities	5,511	1,690
Other accrued liabilities	2,169	669
	$113,244	$61,197

11. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2021 were $192.6 million (2020 — $165.4 million) or $3.01 per stapled unit (2020 — $2.91 per stapled unit).

Distributions payable at December 31, 2021 of $17.0 million (25.8 cents per stapled unit), representing the December 2021 monthly distribution, were paid on January 14, 2022. Distributions payable at December 31, 2020 of $15.4 million were paid on January 15, 2021 and represented the December 2020 monthly distribution.

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Subsequent to December 31, 2021, the distributions declared in January 2022 in the amount of $17.0 million or 25.8 cents per stapled unit were paid on February 15, 2022 and the distributions declared in February 2022 of $17.0 million or 25.8 cents per stapled unit will be paid on March 15, 2022.

12. STAPLED UNITHOLDERS’ EQUITY

(a)	Stapled Units

The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP’s authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)	Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at December 31, 2021 and December 31, 2020, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. The amounts deferred under the DSPs are reflected by notional deferred share units (“DSUs”) whose value at the time that the particular payment to the director is determined reflects the fair market value of a stapled unit. The value of a DSU subsequently appreciates or depreciates with changes in the market price of the stapled units. The DSPs also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSPs, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accumulated DSUs at such date.

A reconciliation of the changes in the notional DSUs outstanding is presented below:

	2021		2020
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	67	$52.93	50	$48.01
Granted	18	79.64	17	67.04
DSUs outstanding, December 31	85	$58.50	67	$52.93

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Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). The maximum number of stapled units which may be issued pursuant to the Restricted Stapled Unit Plan is 1.0 million. The Restricted Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation, Governance and Nominating Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation, Governance and Nominating Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Restricted Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Restricted Stapled Unit Plan, settled within 60 days following vesting.

A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2021		2020
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	128	$59.83	145	$55.93
New grants and distributions(1)	51	78.91	54	67.09
Forfeited	—	—	(7)	73.64
Settled in cash	(24)	59.38	(33)	55.70
Settled in stapled units	(27)	59.38	(31)	55.70
RSUs and PSUs outstanding, December 31(2)	128	$67.19	128	$59.83

(1)	Includes 18.7 RSUs and 25.0 PSUs granted during the year ended December 31, 2021 (2020 — 22.1 RSUs and 26.5 PSUs).
(2)	Total restricted stapled units outstanding at December 31, 2021 include a total of 50.2 RSUs and 78.1 PSUs granted (2020 — 73.7 RSUs and 54.6 PSUs).

The fair value of the outstanding RSUs was $4.2 million at December 31, 2021 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 10).

The fair value of the outstanding PSUs was $7.3 million at December 31, 2021 and is recorded as a liability in the employee unit-based compensation payables (note 10). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust’s stapled units relative to the S&P/TSX Capped REIT Index.

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Grant date	January 1, 2021, January 1, 2020, January 1, August 12 and September 24, 2019
PSUs granted	76,100
Weighted average term to expiry	1.0 year
Average volatility rate	23.4%
Weighted average risk free interest rate	0.9%

The Trust’s unit-based compensation expense recognized in general and administrative expenses was:

Years ended December 31,	2021	2020

DSUs for trustees/directors (1)	$3,693	$1,918
Restricted Stapled Unit Plan for executives and employees	8,749	6,198
Unit-based compensation expense	$12,442	$8,116

Fair value remeasurement expense included in the above:
DSUs for trustees/directors	$2,275	$728
Restricted Stapled Unit Plan for executives and employees	3,778	1,361
Total fair value remeasurement expense	$6,053	$2,089

(1)	In respect of fees mandated and elected to be taken as DSUs.

(c)	Normal Course Issuer Bid

On May 19, 2021, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,154,057 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2021 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2022. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 46,074 stapled units, subject to certain exceptions. Granite had entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 21, 2020 to May 20, 2021.

During the year ended December 31, 2021, there were no stapled unit repurchases under the NCIB. During the year ended December 31, 2020, Granite repurchased 490,952 stapled units at an average stapled unit cost of $50.95 for total consideration of $25.0 million. The difference between the repurchase price and the average cost of the stapled units of $1.3 million was recorded to contributed surplus.

(d)	Stapled Unit Offerings

On June 9, 2021, Granite completed an offering of 3,979,000 stapled units at a price of $79.50 per unit for gross proceeds of $316.3 million, including 519,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $13.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $303.1 million.

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On November 24, 2020, Granite completed an offering of 3,841,000 stapled units at a price of $75.00 per unit for gross proceeds of $288.1 million, including 501,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.2 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $275.9 million.

On June 2, 2020, Granite completed an offering of 4,255,000 stapled units at a price of $68.00 per unit for gross proceeds of $289.3 million, including 555,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. Total costs related to the offering totaled $12.4 million and were recorded as a reduction to stapled unitholders’ equity. The net proceeds received by Granite after deducting the total costs related to the offering were $276.9 million.

(e)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at December 31,	2021	2020

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$53,798	$188,169
Fair value gains (losses) on derivatives designated as net investment hedges	18,153	(92,269)
	$71,951	$95,900

(1)	Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

13. RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a)	Rental revenue consists of:

Years ended December 31,	2021	2020
Base rent	$331,403	$291,714
Straight-line rent amortization	8,889	8,842
Tenant incentive amortization	(5,105)	(5,321)
Property tax recoveries	38,898	31,439
Property insurance recoveries	3,290	2,640
Operating cost recoveries	16,113	10,885
	$393,488	$340,199

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(b)	Property operating costs consist of:

Years ended December 31,	2021	2020
Non-recoverable from tenants:
Property taxes and utilities	$656	$973
Property insurance	449	303
Repairs and maintenance	331	698
Property management fees	451	247
Professional fees	199	201
Environmental and appraisals	294	334
Other	290	66
	$2,670	$2,822
Recoverable from tenants:
Property taxes and utilities	$42,961	$33,598
Property insurance	4,282	2,946
Repairs and maintenance	7,642	3,916
Property management fees	2,951	2,793
Other	306	1,089
	$58,142	$44,342
Property operating costs	$60,812	$47,164

(c)	General and administrative expenses consist of:

Years ended December 31,	2021	2020
Salaries, incentives and benefits	$17,092	$15,109
Audit, legal and consulting	3,444	3,423
Trustee/director fees including distributions, revaluations and expenses(1)	3,898	2,108
RSU and PSU compensation expense including distributions and revaluations(1)	8,749	6,198
Other public entity costs	1,961	1,986
Office rents including property taxes and common area maintenance costs	437	424
Capital tax	630	568
Information technology costs	1,825	1,045
Other	1,030	1,405
	$39,066	$32,266
Less: capitalized general and administrative expenses	(666)	(63)
	$38,400	$32,203

(1)	For fair value remeasurement expense amounts see note 12(b).

During the year ended December 31, 2021, Granite incurred less than $0.1 million (2020 — $0.2 million) of general and administrative expenses relating to COVID-19.

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(d)	Interest expense and other financing costs consist of:

Years ended December 31,	2021	2020
Interest and amortized issuance costs and modification losses relating to debentures and term loans	$38,428	$32,632
Early redemption premium relating to 2021 Debentures (note 7(a))	3,963	—
Amortization of deferred financing costs and other interest expense and charges (note 6)	3,870	2,229
Interest expense related to lease obligations (note 9)	1,572	1,595
	$47,833	$36,456
Less: capitalized interest	(607)	(617)
	$47,226	$35,839

(e)	Fair value losses (gains) on financial instruments, net, consist of:

Years ended December 31,	2021	2020
Foreign exchange forward contracts, net	$—	$93
Foreign exchange collar contracts, net (note 17(a))	2,627	(2,627)
Cross currency interest rate swaps (note 7(b))	(1,413)	5,936
	$1,214	$3,402

For the year ended December 31, 2021, the net fair value loss on financial instruments of $1.2 million is comprised of the net fair value loss on the foreign exchange collar contracts of $2.6 million, offset partially by the net fair value gain on the cross currency interest rate swaps of $1.4 million which is associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and 2024 Cross Currency Interest Rate Swap. The Trust did not employ or partially employed hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses on financial instruments, net, in the combined statement of net income.

For the year ended December 31, 2020, the net fair value loss on financial instruments of $3.4 million was mainly comprised of the the fair value loss on the cross currency interest rate swaps of $5.9 million which was associated with the fair value movements of the 2021 Cross Currency Interest Rate Swap and 2024 Cross Currency Interest Rate Swap, offset partially by the net fair value gain on the foreign exchange collar contracts of $2.6 million. The Trust did not employ or partially employed hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value losses on financial instruments, net, in the combined statement of net income.

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14. INCOME TAXES

(a)	The major components of the income tax expense are:

Years ended December 31,	2021	2020
Current income tax:
Current taxes	$13,572	$8,802
Current taxes referring to previous periods	(1,916)	(2,472)
Withholding taxes and other	(37)	261
	$11,619	$6,591

Deferred income tax:
Origination and reversal of temporary differences	$224,411	$78,724
Impact of changes in tax rates	1,955	2,941
Benefits arising from a previously unrecognized tax loss that reduced:
Current tax expense	—	(21,656)
Deferred tax expense	—	—
Withholding taxes on profits of subsidiaries	—	6
Other	2,582	2,486
	$228,948	$62,501
Income tax expense	$240,567	$69,092

For the year ended December 31, 2021, there was $5.1 million of current tax expense associated with the disposition of two properties in Austria. For the year ended December 31, 2020, there was $0.7 million of current tax expense associated with the disposition of a property in Spain.

(b)	The effective income tax rate reported in the combined statements of net income varies from the Canadian statutory rate for the following reasons:

Years ended December 31,	2021	2020
Income before income taxes	$1,550,839	$499,019

Expected income taxes at the Canadian statutory tax rate of 26.5% (2020 — 26.5%)	$410,972	$132,240
Income distributed and taxable to unitholders	(150,899)	(57,791)
Net foreign rate differentials	(24,099)	(9,954)
Net change in provisions for uncertain tax positions	(458)	(784)
Net permanent differences	176	(115)
Net effect of change in tax rates	1,955	2,941
Withholding taxes and other	2,920	2,555
Income tax expense	$ 240,567	$ 69,092

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(c)    Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2021	2020
Deferred tax assets:
Investment properties	$—	$490
Eligible capital expenditures	1,964	2,111
Other	2,488	2,129
Deferred tax assets	$4,452	$4,730
Deferred tax liabilities:
Investment properties	$609,418	$396,326
Withholding tax on undistributed subsidiary profits	—	149
Other	(4,751)	(3,634)
Deferred tax liabilities	$604,667	$392,841

(d)    Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2021	2020
Balance, beginning of year	$388,111	$316,915
Deferred tax expense recognized in net income	228,948	62,501
Foreign currency translation of deferred tax balances	(16,844)	8,695
Net deferred tax liabilities, end of year	$600,215	$388,111

(e)    Net cash payments of income taxes amounted to a payment of $8.3 million for the year ended December 31, 2021 (2020 — $5.7 million) which included $0.3 million of withholding taxes paid (2020 — $0.1 million).

(f)    The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income tax expense and deferred income tax assets and liabilities in each of the Trust’s operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions (‘‘unrecognized tax benefits’’) taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As at December 31, 2021, the Trust had $10.5 million (2020 — $11.6 million) of unrecognized income tax benefits, (including $0.3 million (2020 — $0.3 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust’s effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations, or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

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A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2021	2020
Unrecognized tax benefits balance, beginning of year	$11,568	$11,422
Decreases for tax positions of prior years	(2,085)	(2,370)
Increases for tax positions of current year	1,859	1,766
Foreign currency impact	(872)	750
Unrecognized tax benefits balance, end of year	$10,470	$11,568

It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2021, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $2.0 million (2020 — a nominal amount and $2.4 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2021, $0.1 million of interest and penalties was recorded (2020 — $0.1 million) as part of the provision for income taxes in the combined statements of net income.

As at December 31, 2021, the following tax years remained subject to examination:

Major Jurisdictions
Canada	2015 through 2021
United States	2018 through 2021
Austria	2016 through 2021
Germany	2016 through 2021
Netherlands	2016 through 2021

As at December 31, 2021, the Trust has approximately $203.5 million (2020 — $165.2 million) of losses and other deductible temporary differences in various tax jurisdictions that the Trust believes are not probable to be realized. As a result, no deferred tax asset has been recognized for these losses and other deductible temporary differences as of December 31, 2021. Included in this number are Canadian capital loss carryforwards that do not expire of $140.5 million (2020 — $116.7 million).

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2021 is approximately $321.4 million (2020 — approximately $141.6 million).

15. SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the President and Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenue

Years ended December 31,	2021		2020
Canada	$65,542	17%	$63,233	19%
United States	203,273	51%	161,165	47%
Austria	64,994	17%	65,716	19%
Germany	27,075	7%	26,924	8%
Netherlands	27,540	7%	16,694	5%
Other Europe	5,064	1%	6,467	2%
	$393,488	100%	$340,199	100%

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For the year ended December 31, 2021, revenue from Magna comprised approximately 31% (2020 — 37%) of the Trust’s total revenue.

Investment properties

As at December 31,	2021		2020
Canada	$1,712,946	21%	$1,106,850	19%
United States	4,229,477	53%	2,882,549	49%
Austria	773,772	10%	821,260	14%
Germany	465,478	6%	428,504	7%
Netherlands	789,485	10%	550,946	10%
Other Europe	—	—%	65,474	1%
	$7,971,158	100%	$5,855,583	100%

16. DETAILS OF CASH FLOWS

(a)    Items not involving operating cash flows are shown in the following table:

Years ended December 31,	2021	2020
Straight-line rent amortization	$(8,889)	$(8,842)
Tenant incentive amortization	5,105	5,321
Unit-based compensation expense (note 12(b))	12,442	8,116
Fair value gains on investment properties, net	(1,298,865)	(273,437)
Depreciation and amortization	1,320	1,151
Fair value losses on financial instruments, net (note 13(e))	1,214	3,402
Loss on sale of investment properties, net	761	901
Amortization of issuance costs and modification losses relating to debentures and term loans	1,489	1,024
Amortization of deferred financing costs	1,033	312
Deferred income taxes (note 14(a))	228,948	62,501
Early redemption premium (note 7(a))	3,963	—
Other	(171)	(30)
	$(1,051,650)	$(199,581)

(b)    Changes in working capital balances are shown in the following table:

Years ended December 31,	2021	2020
Accounts receivable	$(4,119)	$10,141
Prepaid expenses and other	(2,899)	61
Accounts payable and accrued liabilities	5,411	844
Deferred revenue	191	5,595
	$(1,416)	$16,641

(c)    Non-cash investing and financing activities

During the year ended December 31, 2021, 27 thousand stapled units (2020 — 31 thousand stapled units) with a value of $2.2 million (2020 — $2.0 million) were issued under the Restricted Stapled Unit Plan (note 12(b)) and are not recorded in the combined statements of cash flows.

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(d)    Cash and cash equivalents consist of:

As at December 31,	2021	2020
Cash	$401,954	$780,979
Short-term deposits	559	50,301
	$402,513	$831,280

17. FAIR VALUE AND RISK MANAGEMENT

(a)	Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at December 31, 2021 and 2020:

As at December 31,	2021			2020
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Construction funds in escrow	$—		$—	$8,402		$8,402
Other assets	308	(1)	308	349	(1)	349
Cross currency interest rate swaps	62,768		62,768	28,676		28,676
Loan receivable	10,471		10,471	—		—
Accounts receivable	10,771		10,771	6,746		6,746
Prepaid expenses and other	—		—	2,627	(2)	2,627
Cash and cash equivalents	402,513		402,513	831,280		831,280
	$486,831		$486,831	$878,080		$878,080
Financial liabilities
Unsecured debentures, net	$1,891,742		$1,914,560	$1,643,175	(3)	$1,737,185
Unsecured term loans, net	533,347		533,347	534,947		534,947
Secured debt	763		763	—		—
Cross currency interest rate swaps	18,624		18,624	114,264	(4)	114,264
Accounts payable and accrued liabilities	113,244		113,244	61,197		61,197
Distributions payable	16,969		16,969	15,422		15,422
	$2,574,689		$2,597,507	$2,369,005		$2,463,015

(1)	Long-term receivables included in other assets (note 6).
(2)	Foreign exchange collars included in prepaid expenses.
(3)	Balance includes current and non-current portions (note 7(a)).
(4)	Balance includes current and non-current portions (note 7(b)).

The fair values of the Trust’s construction funds in escrow, loan receivable, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans and secured debt approximate their carrying amounts as the term loans and secured debt bear interest at rates comparable to the current market rates.

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The fair values of the cross currency interest rate swaps and foreign exchange collars are determined using market inputs quoted by their counterparties.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At December 31, 2021, the Trust did not have any outstanding foreign exchange collar contracts. During the year ended December 31, 2021, the Trust held foreign exchange collar contracts to sell US dollars and Euros which resulted in a net fair value loss of $2.6 million (note 13(e)). At December 31, 2020, the Trust held 12 outstanding foreign exchange collar contracts with a notional value of US$60.0 million and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. The Trust also held 12 outstanding foreign exchange collar contracts with a notional value of €24.0 million and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the year ended December 31, 2020, the Trust recorded a net fair value gain of $2.6 million related to the outstanding foreign exchange collar contracts (note 13(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)	Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2021	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties (note 4)	$—	$—	$7,971,158
Assets held for sale (note 5)	—	—	64,612
Cross currency interest rate swaps (note 7)	—	62,768	—
Loan receivable (note 6)	—	10,471	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,914,560	—	—
Unsecured term loans, net (note 7)	—	533,347	—
Secured debt (note 8)	—	763	—
Cross currency interest rate swaps (note 7)	—	18,624	—
Net (liabilities) assets measured or disclosed at fair value	$(1,914,560)	$(479,495)	$8,035,770

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As at December 31, 2020	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE

Assets measured at fair value
Investment properties (note 4)	$—	$—	$5,855,583
Cross currency interest rate swap (note 7)	—	28,676	—
Foreign exchange collars included in prepaid expenses and other	—	2,627	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,737,185	—	—
Unsecured term loans, net (note 7)	—	534,947	—
Cross currency interest rate swaps (note 7)	—	114,264	—
Net (liabilities) assets measured or disclosed at fair value	$(1,737,185)	$(617,908)	$5,855,583

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2021 and 2020, there were no transfers between the levels.

Refer to note 4, Investment Properties, for a description of the valuation technique and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties which are recognized in Level 3 of the fair value hierarchy.

(c)	Risk Management

The main risks arising from the Trust’s financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust’s approach to managing these risks is summarized below:

(i)    Credit risk

The Trust’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, loan receivable and accounts receivable.

Cash and cash equivalents include short-term investments, such as term deposits, which are invested in governments and financial institutions with a minimum credit rating of BBB+ (based on Standard & Poor’s (“S&P”) rating scale) or Baa1 (based on Moody’s Investor Services’ (“Moody’s”) rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or financial institution according to its credit rating. Further credit risk arises in the event that a borrower of a loan receivable defaults on the repayment of amount owing to the Trust. The Trust endeavours to ensure adequate security has been provided in support of the loans receivable.

Magna accounted for approximately 31% of the Trust’s rental revenue during the year ended December 31, 2021. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody’s, S&P and DBRS Morningstar which mitigates the Trust’s credit risk. The COVID-19 pandemic has created significant uncertainty in the general economy which may impact the ability of tenants to meet their obligations under their leases. The uncertainties arising as a result of COVID-19 did not materially impact the REIT’s risk assessment at December 31, 2021. Substantially all of the Trust’s accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

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(ii)    Interest rate risk

As at December 31, 2021, the Trust’s exposure to interest rate risk is limited. Approximately 78% of the Trust’s interest bearing debt consists of fixed rate debt in the form of the 2023 Debentures, the 2027 Debentures, 2028 Debentures and the 2030 Debentures. After taking into account the related cross currency interest rate swaps, the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures have effective fixed interest rates of 2.430%, 2.964%, 2.096% and 1.045%, respectively. The remaining 22% of the Trust’s interest bearing debt consists of variable rate debt in the form of the 2024 Term Loan, 2026 Term Loan and secured debt. After taking into account the related cross currency interest rate swaps, the 2024 Term Loan and 2026 Term Loan have effective fixed interest rates of 0.272% and 1.105%, respectively and the secured debt is carried at a variable rate of interest equal to the US prime rate less 90 basis points.

(iii)    Foreign exchange risk

As at December 31, 2021, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2021, the Trust’s foreign currency denominated net assets are $5.8 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $39.1 million and $18.1 million, respectively, to comprehensive income.

Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31, 2021, a 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would have impacted revenue by approximately $2.0 million and $1.2 million, respectively.

For the year ended December 31, 2021, the Trust has designated its cross currency interest rate swaps relating to the $900.0 million of unsecured debentures and $534.1 million of unsecured term loans as hedges of its net investment in the European operations (note 7(b)) and has designated its cross currency interest rate swaps relating to the $1.0 billion of unsecured debentures as a hedge of its net investment in the United States operations (note 7(b)).

(iv)    Liquidity risk

Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the unsecured debentures, term loans and credit facility may not be able to be refinanced. The Trust’s objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining an investment grade credit rating. In addition, the Declaration of Trust establishes certain debt ratio limits.

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The estimated contractual maturities of the Trust’s financial liabilities are summarized below:

	Payments due by year
As at December 31, 2021	Total	2022	2023	2024	2025	2026	Thereafter
Unsecured debentures	$1,900,000	$—	$400,000	$—	$—	$—	$1,500,000
Unsecured term loans	534,136	—	—	234,136	—	300,000	—
Cross currency interest rate swaps	18,624	—	6,551	5,056	—	—	7,017
Secured debt	763	—	763	—	—	—	—
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	209,645	39,396	39,396	29,517	29,517	29,517	42,302
Unsecured term loans, net of cross currency interest rate swap savings	18,406	3,946	3,946	3,946	3,284	3,284	—
Accounts payable and accrued liabilities	113,244	108,571	3,275	1,398	—	—	—
Distributions payable	16,969	16,969	—	—	—	—	—
	$2,811,787	$168,882	$453,931	$274,053	$32,801	$332,801	$1,549,319

(1)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on actual current interest rates and average foreign exchange rates.

18. CAPITAL MANAGEMENT

The Trust’s capital structure comprises the total of the stapled unitholders’ equity and debt. The total managed capital of the Trust is summarized below:

As at December 31,	2021	2020
Unsecured debentures, net	$1,891,742	$1,643,175
Unsecured term loans, net	533,347	534,947
Cross currency interest rate swap (assets) liabilities, net(1)	(44,144)	85,588
Secured debt	763	—
Total debt	2,381,708	2,263,710
Stapled unitholders’ equity	5,318,653	3,920,069
Total managed capital	$7,700,361	$6,183,779

(1)	Balance is net of the cross currency interest rate swap assets (note 7(b)).

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

•	Compliance with investment and debt restrictions pursuant to the Amended and Restated Declaration of Trust;

•	Compliance with existing debt covenants;

•	Maintaining investment grade credit ratings;

•	Supporting the Trust’s business strategies including ongoing operations, property development and acquisitions;

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•	Generating stable and growing cash distributions; and

•	Building long-term unitholder value.

The Amended and Restated Declaration of Trust contains certain provisions with respect to capital management which include:

•

The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Amended and Restated Declaration of Trust); and

•

The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2021, the Trust’s combined debt consists of the unsecured debentures, the term loans, the secured debt and the credit facility when drawn, each of which have various financial covenants. These covenants are defined within the trust indenture, the term loan agreements, the secured debt agreement and the credit facility agreement and, depending on the debt instrument, include a total indebtedness ratio, a secured indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio, and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2021 and 2020.

Distributions are made at the discretion of the Board of Trustees (the “Board”) and Granite REIT intends to distribute each year all of its taxable income pursuant to its Amended and Restated Declaration of Trust as calculated in accordance with the Income Tax Act. For the fiscal year 2021, the Trust declared a monthly distribution of $0.250 per stapled unit from January to November and a monthly distribution of $0.258 per stapled unit for the month of December. The Board determines monthly distribution levels having considered, among other factors, estimated 2021 and 2022 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust’s strategic objectives and compliance with the above noted provisions and financial covenants.

19. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, Head of Global Real Estate and the Executive Vice President, Global Real Estate and Head of Investments. For the year ended December 31, 2020, key management personnel include the Trustees/Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Executive Vice President, Head of Global Real Estate. Information with respect to the Trustees’/Directors’ fees is included in notes 12(b) and 13(c). The compensation paid or payable to the Trust’s key management personnel was as follows:

Years ended December 31,	2021	2020
Salaries, incentives and short-term benefits	$4,793	$4,082
Unit-based compensation expense including fair value adjustments	4,673	3,744
	$9,466	$7,826

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20. COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$7,971,158			$7,971,158
Investment in Granite LP(1)	—	38	(38)	—
Other non-current assets	109,010			109,010
	8,080,168	38	(38)	8,080,168

Current assets:
Assets held for sale	64,612			64,612
Other current assets	19,404			19,404
Intercompany receivable(2)	—	21,429	(21,429)	—
Cash and cash equivalents	402,059	454		402,513
Total assets	$8,566,243	21,921	(21,467)	$8,566,697

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,425,089			$2,425,089
Other non-current liabilities	655,699			655,699
	3,080,788			3,080,788

Current liabilities:
Intercompany payable(2)	21,429		(21,429)	—
Other current liabilities	142,492	21,883		164,375
Total liabilities	3,244,709	21,883	(21,429)	3,245,163

Equity:
Stapled unitholders’ equity	5,318,615	38		5,318,653
Non-controlling interests	2,919		(38)	2,881
Total liabilities and equity	$8,566,243	21,921	(21,467)	$8,566,697

(1)	Granite REIT Holdings Limited Partnership (“Granite LP”) is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

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Balance Sheet	As at December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$5,855,583			$5,855,583
Investment in Granite LP(1)	—	25	(25)	—
Other non-current assets	46,046			46,046
	5,901,629	25	(25)	5,901,629

Current assets:
Other current assets	14,546	17		14,563
Intercompany receivable(2)	—	13,792	(13,792)	—
Cash and cash equivalents	830,455	825		831,280
Total assets	$6,746,630	14,659	(13,817)	$6,747,472

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,928,252			$1,928,252
Other non-current liabilities	523,096			523,096
	2,451,348			2,451,348

Current liabilities:
Unsecured debt, net	249,870			249,870
Intercompany payable(2)	13,792		(13,792)	—
Other current liabilities	109,416	14,634		124,050
Total liabilities	2,824,426	14,634	(13,792)	2,825,268

Equity:
Stapled unitholders’ equity	3,920,044	25		3,920,069
Non-controlling interests	2,160		(25)	2,135
Total liabilities and equity	$6,746,630	14,659	(13,817)	$6,747,472

(1)	Granite LP is 100% owned by Granite REIT and Granite GP.
(2)	Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2021    117

Income Statement	Year Ended December 31, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$393,488			$393,488

General and administrative expenses	38,400			38,400
Interest expense and other financing costs	47,226			47,226
Other costs and expenses, net	53,913			53,913
Share of (income) loss of Granite LP	—	(13)	13	—
Fair value gains on investment properties, net	(1,298,865)			(1,298,865)
Fair value losses on financial instruments, net	1,214			1,214
Loss on sale of investment properties, net	761			761
Income before income taxes	1,550,839	13	(13)	1,550,839
Income tax expense	240,567			240,567
Net income	1,310,272	13	(13)	1,310,272
Less net income attributable to non-controlling interests	348		(13)	335
Net income attributable to stapled unitholders	$1,309,924	13	—	$1,309,937

Income Statement	Year Ended December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$340,199			$340,199

General and administrative expenses	32,203			32,203
Interest expense and other financing costs	35,839			35,839
Other costs and expenses, net	42,272			42,272
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(273,437)			(273,437)
Fair value losses on financial instruments, net	3,402			3,402
Loss on sale of investment properties, net	901			901
Income before income taxes	499,019	4	(4)	499,019
Income tax expense	69,092			69,092
Net income	429,927	4	(4)	429,927
Less net income attributable to non-controlling interests	127		(4)	123
Net income attributable to stapled unitholders	$429,800	4	—	$429,804

118    Granite REIT 2021

Statement of Cash Flows	Year Ended December 31, 2021
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$1,310,272	13	(13)	$1,310,272
Items not involving operating cash flows	(1,051,650)	(13)	13	(1,051,650)
Changes in working capital balances	(1,045)	(371)		(1,416)
Other operating activities	5,058			5,058
Cash provided by (used in) operating activities	262,635	(371)	—	262,264

INVESTING ACTIVITIES
Property acquisitions	(925,901)			(925,901)
Proceeds from disposals, net	35,428			35,428
Additions to income-producing properties	(28,003)			(28,003)
Additions to properties under development	(71,168)			(71,168)
Construction funds released from escrow	8,341			8,341
Other investing activities	(44,121)			(44,121)
Cash used in investing activities	(1,025,424)	—	—	(1,025,424)

FINANCING ACTIVITIES
Distributions paid	(191,082)			(191,082)
Other financing activities	524,557			524,557
Cash provided by financing activities	333,475	—	—	333,475
Effect of exchange rate changes	918			918
Net decrease in cash and cash equivalents during the year	$(428,396)	(371)	—	$(428,767)

Statement of Cash Flows	Year Ended December 31, 2020
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES

Net income	$429,927	4	(4)	$429,927
Items not involving operating cash flows	(199,581)	(4)	4	(199,581)
Changes in working capital balances	16,108	533		16,641
Other operating activities	2,306			2,306
Cash provided by operating activities	248,760	533	—	249,293

INVESTING ACTIVITIES
Property acquisitions	(1,045,659)			(1,045,659)
Proceeds from disposals, net	42,508			42,508
Additions to income-producing properties	(22,983)			(22,983)
Additions to properties under development	(40,613)			(40,613)
Construction funds released from escrow	8,622			8,622
Other investing activities	(13,669)			(13,669)
Cash used in investing activities	(1,071,794)	—	—	(1,071,794)

FINANCING ACTIVITIES
Distributions paid	(163,064)			(163,064)
Other financing activities	1,521,261			1,521,261
Cash provided by financing activities	1,358,197	—	—	1,358,197
Effect of exchange rate changes	(3,093)			(3,093)
Net increase in cash and cash equivalents during the year	$532,070	533	—	$532,603

Granite REIT 2021    119

21. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite’s insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the combined financial statements. However, actual outcomes may differ from management’s expectations.

(b)    As at December 31, 2021, the Trust’s contractual commitments totaled $619.9 million which comprised of construction and development projects of $301.9 million and the committed acquisitions of two properties in Indiana, a property in the Netherlands upon completion and three properties in Germany totaling $318.0 million. As at December 31, 2021, the Trust has made deposits of $26.1 million in respect of the above committed acquisitions.

(c)    In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $122.9 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $131.6 million (US$104.0 million), of which $122.9 million (US$97.1 million) was outstanding as at December 31, 2021. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the combined financial statements.

22. SUBSEQUENT EVENTS

(a)    Subsequent to December 31, 2021, the Trust declared monthly distributions for January and February 2022 of $17.0 million each (note 11).

(b)    On February 3, 2022, Granite acquired three income-producing properties in Germany for $140.0 million (€96.6 million) excluding transaction costs which was funded with cash on hand.

(c)    On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap, herein defined, which exchanged Canadian dollar denominated principal and interest payments of Granite’s 2028 Debentures, herein defined, for US dollar denominated payments at a fixed interest rate of 2.096% (see “Liquidity and Capital Resources — Debt Structure”). Simultaneously, Granite entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028 to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

(d)    On February 18, 2022, Granite completed the disposition of an income-producing property and piece of land held for development located in Poland that were classified as held for sale as at December 31, 2021, for gross proceeds of $36.2 million (€25.1 million).

120    Granite REIT 2021

REIT Information

Board of Trustees

Kelly Marshall

Chairman

Peter Aghar

Trustee

Remco Daal

Trustee

Kevan Gorrie

Trustee

Fern Grodner

Trustee

Al Mawani

Trustee

Gerald Miller

Trustee

Sheila Murray

Trustee

Emily Pang

Trustee

Jennifer Warren

Trustee

Officers

Kevan Gorrie

President and Chief Executive Officer

Teresa Neto

Chief Financial Officer

Lorne Kumer

Executive Vice President,

Head of Global Real Estate

Michael Ramparas

Executive Vice President,

Global Real Estate and

Head of Investments

Lawrence Clarfield

Executive Vice President,

General Counsel and

Corporate Secretary

Office Location

77 King Street West

Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Phone: (647) 925-7500

Fax: (416) 861-1240

Investor Relations Queries

Kevan Gorrie

President and Chief Executive Officer

(647) 925-7500

Teresa Neto

Chief Financial Officer

(647) 925-7560

Transfer Agents and Registrars
	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202
Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2021 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com